09012535

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009
Commission File Number 0-99

PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes__ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No__

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No X

The following represents an English translation of the unaudited financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the quarter ended September 30, 2009.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2009**

PETROLEOS MEXICANOS

BALANCE SHEETS

TO SEPTEMBER 30 OF 2009 AND 2008

CONSOLIDATED

(Thousand Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
s01	**TOTAL ASSETS**	**1,390,585,456**	**100**	**1,299,869,878**	**100**
s02	**CURRENT ASSETS**	**451,335,784**	**32**	**429,046,021**	**33**
s03	CASH AND AVAILABLE INVESTMENTS	178,843,673	13	151,053,664	12
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	70,978,481	5	73,280,093	6
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	78,939,823	6	68,097,094	5
s06	INVENTORIES	93,836,433	7	122,677,471	9
s07	OTHER CURRENT ASSETS	28,737,374	2	13,937,699	1
s08	**LONG-TERM**	**10,255,152**	**1**	**28,606,566**	**2**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENTS IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	10,255,152	1	28,606,566	2
s11	OTHER INVESTMENTS	0	0	0	0
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**916,605,748**	**66**	**831,832,152**	**64**
s13	LAND AND BUILDINGS	733,915,387	53	609,142,401	47
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	925,558,689	67	910,061,857	70
s15	OTHER EQUIPMENT	56,601,442	4	51,960,004	4
s16	ACCUMULATED DEPRECIATION	908,567,848	65	829,529,904	64
s17	CONSTRUCTION IN PROGRESS	109,098,078	8	90,197,794	7
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**12,388,772**	**1**	**10,385,139**	**1**
s19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
s20	**TOTAL LIABILITIES**	**1,390,024,448**	**100**	**1,193,208,184**	**100**
s21	**CURRENT LIABILITIES**	**251,586,320**	**18**	**224,138,075**	**19**
s22	SUPPLIERS	45,901,228	3	37,795,560	3
s23	BANK LOANS	62,474,660	4	52,079,431	4
s24	STOCK MARKET LOANS	75,314,794	5	31,691,476	3
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	36,474,738	3	63,794,109	5
s26	OTHER CURRENT LIABILITIES WITHOUT COST	31,420,900	2	38,777,499	3
s27	**LONG-TERM LIABILITIES**	**545,439,948**	**39**	**445,772,708**	**37**
s28	BANK LOANS	205,904,653	15	170,350,125	14
s29	STOCK MARKET LOANS	339,535,295	24	275,422,583	23
s30	OTHER LOANS WITH COST	0	0	0	0
s31	**DEFERRED LIABILITIES**	**1,761,529**	**0**	**28,933,284**	**2**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**591,236,651**	**43**	**494,364,117**	**41**
s33	**CONSOLIDATED STOCKHOLDERS EQUITY**	**561,008**	**100**	**106,661,694**	**100**
s34	**COUNTABLE CAPITAL OF THE PARTICIPATION NOT CONTROLADORA**	**0**	**0**	**0**	**0**
s35	**COUNTABLE CAPITAL OF THE PARTICIPATION CONTROLADORA**	**561,008**	**100**	**106,661,694**	**100**
s36	**CONTRIBUTED CAPITAL**	**281,927,388**	**50254**	**250,550,552**	**235**
s79	CAPITAL STOCK	281,927,388	50254	250,550,552	235
s39	PREMIUM ON ISSUANCE OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**-281,366,380**	**-50154**	**-143,888,858**	**-135**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	-290,384,490	-51761	-143,540,050	-135
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	9,018,110	1607	-348,808	0
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2009**

PETROLEOS MEXICANOS

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	**CASH AND AVAILABLE INVESTMENTS**	**178,843,673**	**100**	**151,053,664**	**100**
s46	CASH	119,753,782	67	65,688,725	43
s47	AVAILABLE INVESTMENTS	59,089,891	33	85,364,939	57
s07	**OTHER CURRENT ASSETS**	**28,737,374**	**100**	**13,937,699**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	28,737,374	100	13,937,699	100
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	0	0	0	0
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**12,388,772**	**100**	**10,385,139**	**100**
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	OTHER	12,388,772	100	10,385,139	100
s19	**OTHER ASSETS**	**0**	**100**	**0**	**100**
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	**CURRENT LIABILITIES**	**251,586,320**	**100**	**224,138,075**	**100**
s52	FOREIGN CURRENCY LIABILITIES	1,704,751,90	68	67,622,734	30
s53	MEXICAN PESOS LIABILITIES	811,111,30	32	156,515,341	70
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**31,420,900**	**100**	**38,777,499**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	31,420,900	100	38,777,499	100
s105	BENEFITS TO EMPLOYEES	0	0	0	0
s27	**LONG-TERM LIABILITIES**	**545,439,948**	**100**	**445,772,708**	**100**
s59	FOREIGN CURRENCY LIABILITIES	438,983,011	80	352,391,893	79
s60	MEXICAN PESOS LIABILITIES	106,456,937	20	93,380,815	21
s31	**DEFERRED LIABILITIES**	**1,761,529**	**100**	**28,933,284**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	1,761,529	100	28,933,284	100
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**591,236,651**	**100**	**494,364,117**	**100**
s66	DEFERRED TAXES	6,914,484	1	0	0
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	545,557,658	92	466,050,226	94
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	38,764,509	7	28,313,891	6
s79	**CAPITAL STOCK**	**281,927,388**	**100**	**250,550,552**	**100**
s37	CAPITAL STOCK (NOMINAL)	281,927,388	100	250,550,552	100
s38	RESTATEMENT OF CAPITAL STOCK	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **03** YEAR: **2009**

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**-290,384,490**	**100**	**-143,540,050**	**100**
s93	LEGAL RESERVE	984,997	0	839,664	0
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	-261,839,979	90	-149,934,800	104
s45	NET INCOME FOR THE YEAR	-29,529,508	10	5,555,086	-4
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**9,018,110**	**100**	**-348,808**	**100**
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	8,388,221	93	632,518	-181
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	630,299	7	-981,326	281
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	-410	0	0	0
s100	OTHER	0	0	0	0

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **03** YEAR: **2009**

PETROLEOS MEXICANOS

BALANCE SHEETS

OTHER CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s72	WORKING CAPITAL	199,749,464	204,907,946
s73	PENSIONS AND SENIORITY PREMIUMS	10,073,934	16,347,140
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	143,743	141,466
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	0	0
s78	REPURCHASED SHARES (*)	0	0
s101	RESTRICTED CASH	0	0
s102	DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **03** YEAR: **2009**

PETROLEOS MEXICANOS

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2009 AND 2008

(Thousand Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**779,355,081**	**100**	**1,064,912,636**	**100**
r02	COST OF SALES	352,057,029	45	440,993,416	41
r03	**GROSS PROFIT**	**427,298,052**	**55**	**623,919,220**	**59**
r04	GENERAL EXPENSES	69,361,210	9	71,581,738	7
r05	**INCOME (LOSS) FROM OPERATION**	**357,936,842**	**46**	**552,337,482**	**52**
r08	OTHER INCOME AND (EXPENSE), NET	24,875,177	3	161,661,214	15
r06	COMPREHENSIVE FINANCING RESULT	-21,921,988	-3	-22,094,530	-2
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	-1,054,599	0	-1,288,033	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**359,835,432**	**46**	**690,616,133**	**65**
r10	INCOME TAXES	389,364,940	50	685,061,047	64
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**-29,529,508**	**-4**	**5,555,086**	**1**
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	**NET CONSOLIDATED INCOME**	**-29,529,508**	**-4**	**5,555,086**	**1**
r19	NET INCOME OF PARTICIPATION NOT CONTROLADORA	0	0	0	0
r20	**NET INCOME OF PARTICIPATION CONTROLADORA**	**-29,529,508**	**-4**	**5,555,086**	**1**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2009**

PETROLEOS MEXICANOS

STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**779,355,081**	**100**	**1,064,912,636**	**100**
r21	DOMESTIC	433,960,060	56	519,381,741	49
r22	FOREIGN	345,395,021	44	545,530,895	51
r23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
r08	**OTHER INCOME AND (EXPENSE), NET**	**24,875,177**	**100**	**161,661,214**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	24,875,177	100	161,661,214	100
r34	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
r06	**COMPREHENSIVE FINANCING RESULT**	**-21,921,988**	**100**	**-22,094,530**	**100**
r24	INTEREST EXPENSE	56,579,336	-258	38,947,440	-176
r42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	35,587,900	-162	20,094,586	-91
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	-930,552	4	-3,241,676	15
r28	RESULT FROM MONETARY POSITION	0	0	0	0
r10	**INCOME TAXES**	**389,364,940**	**100**	**685,061,047**	**100**
r32	INCOME TAX	389,364,940	100	685,061,047	100
r33	DEFERRED INCOME TAX	0	0	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **03** YEAR: **2009**

STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousand Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	779,355,081	1,064,912,636
r37	TAX RESULT FOR THE YEAR	-29,529,508	5,555,086
r38	NET SALES (**)	1,043,392,396	1,382,409,940
r39	OPERATING INCOME (**)	376,710,809	705,483,527
r40	NET INCOME OF PARTICIPATION CONTROLADORA(**)	-147,161,037	-26,885,188
r41	NET CONSOLIDATED INCOME (**)	-147,161,037	-26,885,188
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	62,864,500	62,566,400

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2009**

PETROLEOS MEXICANOS

QUARTERLY STATEMENTS OF INCOME

FROM JULY1 TO SEPTEMBER 30 OF 2009

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**293,444,512**	**100**	**370,088,273**	**100**
rt02	COST OF SALES	125,022,496	43	162,387,365	44
rt03	**GROSS PROFIT**	**168,422,016**	**57**	**207,700,908**	**56**
rt04	GENERAL EXPENSES	24,660,948	8	17,319,469	5
rt05	**INCOME (LOSS) FROM OPERATION**	**143,761,068**	**49**	**190,381,439**	**51**
rt08	OTHER INCOME AND (EXPENSE), NET	12,360,062	4	67,588,668	18
rt06	COMPREHENSIVE FINANCING RESULT	-11,841,383	-4	-14,715,038	-4
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	-501,807	0	-5,915,506	-2
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**143,777,940**	**49**	**237,339,563**	**64**
rt10	INCOME TAXES	147,467,879	50	251,732,797	68
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**-3,689,939**	**-1**	**-14,393,234**	**-4**
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	**NET CONSOLIDATED INCOME**	**-3,689,939**	**-1**	**-14,393,234**	**-4**
rt19	NET INCOME OF PARTICIPATION NOT CONTROLADORA	0	0	0	0
rt20	**NET INCOME OF PARTICIPATION CONTROLADORA**	**-3,689,939**	**-1**	**-14,393,234**	**-4**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **03** YEAR: **2009**

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	**293,444,512**	**100**	**370,088,273**	**100**
rt21	DOMESTIC	160,815,765	55	177,755,952	48
rt22	FOREIGN	132,628,747	45	192,332,321	52
rt23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
rt08	**OTHER INCOME AND (EXPENSE), NET**	**12,360,062**	**100**	**67,588,668**	**100**
rt49	OTHER INCOME AND (EXPENSE), NET	12,360,062	100	67,588,668	100
rt34	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
rt06	**COMPREHENSIVE FINANCING RESULT**	**-11,841,383**	**100**	**-14,715,038**	**100**
rt24	INTEREST EXPENSE	9,400,771	-79	13,667,292	-93
rt42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	12,307,310	-104	14,271,596	-97
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	-14,747,922	125	-15,319,342	104
rt28	RESULT FROM MONETARY POSITION	0	0	0	0
rt10	**INCOME TAXES**	**147,467,879**	**100**	**251,732,797**	**100**
rt32	INCOME TAX	147,467,879	100	251,732,797	100
rt33	DEFERRED INCOME TAX	0	0	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2009**

PETROLEOS MEXICANOS

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousand Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	20,296,900	22,435,060

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2009**

PETROLEOS MEXICANOS

STATE OF CASH FLOW (INDIRECT METHOD)

MAIN CONCEPTS

(Thousand Pesos)

Final Printing

CONSOLIDATED

REF F	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
	ACTIVITIES OF OPERATION		
e01	**INCOME (LOSS) BEFORE INCOME TAXES**	363,754,764	690,616,133
e02	+ (-)ITEMS NOT REQUIRING CASH	72,322,911	0
e03	+ (-)ITEMS RELATED TO INVESTING ACTIVITIES	74,687,459	145,020,616
e04	+ (-)ITEMS RELATED TO FINANCING ACTIVITIES	6,800,747	4,294,311
e05	**CASH FLOW BEFORE INCOME TAX**	517,565,881	839,931,060
e06	CASH FLOWPROVIDED OR USED IN OPERATION	-397,367,914	-802,258,839
e07	**NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES**	120,197,967	37,672,221
	INVESTMENT ACTIVITIES		
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	-145,261,450	-80,522,476
e09	**FINANCING ACTIVITIES**	-25,063,483	-42,850,255
	FINANCING ACTIVITIES		
e10	NET CASH FROM FINANCING ACTIVITIES	89,682,761	22,906,679
e11	**NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS**	64,619,278	-19,943,576
e12	**TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS**	0	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINING OF PERIOD	114,224,395	170,997,240
e14	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	178,843,673	151,053,664

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2009**

PETROLEOS MEXICANOS

STATE OF CASH FLOW (INDIRECT METHOD)

Final Printing

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos) **CONSOLIDATED**

REF F	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
e02	**+ (-)ITEMS NOT REQUIRING CASH**	72,322,911	0
e15	+ESTIMATES FOR THE PERIOD	0	0
e16	+PROVISIONS FOR THE PERIOD	0	0
e17	+ (-)OTHER UNREALIZED ITEMS	72,322,911	0
e03	**+ (-)ITEMS RELATED TO INVESTING ACTIVITIES**	74,687,459	145,020,616
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	62,864,530	62,566,408
e19	(-) +GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	0	0
e21	(-) +EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	1,054,599	-1,288,033
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	10,768,330	83,742,241
e04	**+ (-)ITEMS RELATED TO FINANCING ACTIVITIES**	6,800,747	4,294,311
e25	+ACCRUED INTEREST	0	0
e26	+ (-) OTHER ITEMS	6,800,747	4,294,311
e06	**CASH FLOWPROVIDED OR USED IN OPERATION**	-397,367,914	-802,258,839
e27	+ (-)DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	8,561,735	8,020,751
e28	+ (-)DECREASE (INCREASE) IN INVENTORIES	-28,364,856	-29,360,272
e29	+ (-)DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	3,917,636	-461,351
e30	+ (-)INCREASE (DECREASE) IN SUPPLIERS	10,519,457	2,657,215
e31	+ (-)INCREASE (DECREASE) IN OTHER LIABILITIES	-18,519,841	-15,254,889
e32	+ (-) INCOME TAXES PAID OR RETURNED	-373,482,045	-767,860,293
e08	**NET CASH FLOW FROM INVESTING ACTIVITIES**	-145,261,450	-80,522,476
e33	-PERMANENT INVESTMENT IN SHARES	0	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	-INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-145,128,883	-89,685,771
e36	+SALE OF PROPERTY, PLANT AND EQUIPMENT	0	1,772,498
e37	-INVESTMENT IN INTANGIBLE ASSETS	0	0
e38	+DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	-OTHER PERMANENT INVESTMENTS	-132,567	5,744,821
e40	+DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+INTEREST RECEIVED	0	0
e43	+ (-)DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+ (-)OTHER ITEMS	0	1,645,976
e10	**NET CASH FROM FINANCING ACTIVITIES**	89,682,761	22,906,679
e45	+BANK FINANCING	555,381	45,332,715
e46	+STOCK MARKET FINANCING	134,954,451	60,313,324
e47	+OTHER FINANCING	0	0
e48	(-)BANK FINANCING AMORTIZATION	-31,020,816	-53,235,344
e49	(-)STOCK MARKET FINANCING AMORTIZATION	-14,770,865	-28,039,991
e50	(-)OTHER FINANCING AMORTIZATION	0	0
e51	+ (-)INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-)DIVIDENDS PAID	0	0
e53	+PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	-35,390	2,806,200
e55	-INTEREST EXPENSE	0	0
e56	-REPURCHASE OF SHARES	0	0
e57	+ (-)OTHER ITEMS	0	-4,270,225

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2009**

PETROLEOS MEXICANOS

DATA PER SHARE

CONSOLIDATED

Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.01		$	0.01	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0		$	0	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0		$	0	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	0		$	0	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0		$	0	
d08	CARRYNG VALUE PER SHARE	$	0.00		$	0.00	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0		$	0	
d10	DIVIDEND IN SHARES PER SHARE		0	shares		0	shares
d11	MARKET PRICE TO CARRYING VALUE		0	times		0	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		0	times		0	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0	times		0	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2009**

PETROLEOS MEXICANOS

RATIOS **CONSOLIDATED**

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	-3.79	%	0.52	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS EQUITY (**)	-26,231.54	%	-25.21	%
p03	NET INCOME TO TOTAL ASSETS (**)	-10.58	%	-2.07	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0	%	23.32	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	-0.00	%	0.00	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.75	times	1.06	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIPMENT (NET) (**)	1.14	times	1.66	times
p08	INVENTORIES TURNOVER (**)	5.33	times	5.29	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	21	days	16	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.68	%	1.15	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	99.96	%	91.79	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS EQUITY	2,477.73	times	11.19	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	43.85	%	35.20	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	59.51	%	53.59	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	6.33	times	14.18	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.75	times	1.16	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.79	times	1.91	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.42	times	1.37	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.32	times	0.36	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	71.09	%	67.39	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

Annex I

Financial Summary for the Quarter Ended September 30, 2009

During the third quarter of 2009, PEMEX recorded a net loss of Ps. 3.7 billion, as compared to a net loss of Ps. 14.4 billion in the same quarter of 2008, primarily due to lower cost of imported products, and a decrease in taxes and duties, partially offset by lower prices and volume of crude exports and a lower credit of the Special Tax on Production and Services (IEPS).

Total sales, including revenues from services, decreased by 20.7% to Ps. 293.4 billion, as a result of a 31.3% reduction of export sales due to lower prices and volumes of crude oil exports, as well as a decrease by 9.5% in domestic sales as a result of lower prices of natural gas and petrochemicals.

Cost of sales decreased by 23.0%, to Ps. 125.0 billion, primarily due to a decrease of Ps. 40.2 billion due to a decrease in purchases of imported products partially and by a favorable variation of Ps. 12.2 billion in inventory valuation.

Cost of the reserve for employee benefits was Ps. 24.1 billion. The variation, as compared to the third quarter of 2008 is due to the incorporation of the results of an independent actuarial valuation study.

Operating income decreased by 24.5%, to Ps. 143.8 billion, primarily due to lower export sales partially offset by a favorable variation in inventory valuation.

Other net revenues decreased by 81.7%, to Ps. 12.4 billion, primarily due to lower credit of IEPS of Ps. 52.5 billion.

Taxes and duties decreased by 41.4%, to Ps. 147.5 billion, primarily due to lower prices and volume of production of crude oil.

Income Statement as of September 30, 2009

As of September 30, 2009, total assets increased by 7.0%, to Ps. 1,390.6 billion, as compared to September 30, 2008. This variation is primarily due to an increase of Ps. 84.8 billion in properties, plant and equipment.

Total debt valued in dollars, including accrued interest, increased by 5.0% to US$ 50.6 billion, whereas total debt valued in pesos increased by 29%, to Ps. 683.2 billion, primarily due to the depreciation of the peso against the US dollar.

Total equity decreased to Ps. 0.6 billion, primarily due to accumulated losses in the past twelve months as a result of lower prices and volume of crude oil exports and to the depreciation of the peso against the US dollar during that period.

Operating Summary for the Quarter Ended September 30, 2009

During the third quarter of 2009, crude oil production decreased by 6.8%, to 2,567 thousand barrels per day (Mbd), as compared to the same period of 2008, due to the natural decline of

Cantarell, partially offset by an increase of 13.9% in the production of Ku-Maloob-Zaap, which reached a new production record of 851 thousand barrels (Mbd).

Dry natural gas production increased by 2.7% to 3,574 million cubic feet per day (MMcfd), primarily due to higher associated gas production in the offshore and Southern regions, as well as higher availability of non-associated gas due to the incorporation of new wells in the Northern region.

The production of petroleum products increased by 5.3% to 1,510 Mbd, primarily due to greater fuel oil and gasoline production, which increased by 13.5% and 7.6% respectively. This increase is primarily due to the reconversion of one of the processes of the Tula refinery, which will support in the production of ultra low sulfur gasoline (UBA), as well as greater production of gasoline due to the use of inventories of intermediate products.

Petrochemicals net production decreased by 3.1%, to 1,068 Mt. This decrease was primarily due to a lower production of ethane and methane derivatives, in particular ethylene oxide and ammonia as a result of scheduled maintenance.

The volume of crude oil exports decreased by 8.4% as compared to the same quarter of 2008, to 1,179 Mbd, as a result of lower production. Additionally, the weighted average export price of the Mexican crude oil basket decreased by 39.7%, as compared to the same quarter of 2008, to US$63.9 per barrel.

Financial Summary as of September 30, 2009

During the first nine months of 2009, PEMEX recorded a net loss of Ps. 29.5 billion, as compared to a net income of Ps. 5.6 billion in the first nine months of 2008. This variation is explained by lower prices and volume of crude oil exports, as well as a decrease in other net income as a result of lower credit of IEPS tax.

Total sales, including revenues from services, decreased by 26.8% to Ps. 779.4 billion, primarily due to a decrease of 37.0% in export sales as a result of lower prices and volume of crude oil exports and a decrease of 16.4% in sales in Mexico as a result of a widespread reduction of natural gas, petroleum products and petrochemical prices.

Cost of sales decreased by 20.2%, to Ps. 352.1 billion, primarily due to a decrease of Ps. 106.4 billion as a result of lower purchases of products, partially compensated by an increase of Ps. 9.5 billion in exploration expenses.

Operating income decreased by 35.2%, to Ps. 357.9 billion, primarily due to lower prices and volumes of crude oil exports.

Other net revenues decreased by 84.6%, to Ps. 24.9 billion, primarily due to lower credit of IEPS tax by Ps. 143.1 billion.

Taxes and duties decreased by 43.2%, to Ps. 389.4 billion, primarily due to lower prices and volumes of crude oil production.

Results by Subsidiary Entity during the first nine months of 2009

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

During the first nine months of 2009, Pemex-Exploration and Production (PEP) recorded a net loss of Ps. 10.8 billion, as compared to a net income of Ps. 69.6 billion recorded on the same period of 2008, primarily due to lower prices and volumes of crude oil exports.

Pemex-Refining recorded a net loss of Ps. 32.9 billion, as compared to a net loss of Ps. 70.7 billion in 2008, primarily due to an increase in the variable refining margin, which increased from a negative margin of US$0.13, to a positive margin of US$ 2.14 per barrel during the first nine months of 2009.

Pemex-Gas and Basic Petrochemicals (PGPB) recorded a net income of Ps. 1.4 billion, as compared to a net income of Ps. 4.2 billion in 2008, primarily due to a decrease in the natural gas and gas liquids prices, despite an increase in the processing level.

Pemex-Petrochemicals (PPQ) recorded a net loss of Ps. 14.0 billion, as compared to a net loss of Ps. 13.9 billion in 2008 as a result of a decrease in the comprehensive financial result.

PEMEX is Mexico's national oil and gas company. Created in 1938, it is the exclusive producer of Mexico's oil and gas resources. The operating subsidiary entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals. The principal subsidiary company is PMI Comercio Internacional, S.A. de C.V., Pemex's international trading arm.

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Mexican National Banking and Securities Commission and the U.S. Securities and Exchange Commission, in our annual report, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties.

We may include forward-looking statements that address, among other things, our drilling and other exploration activities; import and export activities; projected and targeted capital expenditures and other costs, commitments and revenues; and liquidity, etc..

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to: changes in international crude oil and natural gas prices; effects on us from competition; limitations on our access to sources of financing on competitive terms; significant economic or political developments in Mexico; developments affecting the energy sector; and changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX's most recent Form 20-F filing, as amended, with the U.S. Securities and Exchange Commission (www.sec.gov) and the PEMEX prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

The U.S. Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has

demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, as amended, "File No. 0- 99", available from us at www.pemex.com or Marina Nacional 329, Floor 38, Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC 's website, www.sec.gov. Investors are also welcome to review the annual report to the CNBV, available at www.pemex.com.

EBITDA is a non-US GAAP measure.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2008
(Figures stated in thousands of Mexican pesos and in thousands of U.S. dollars)

1. Approval

On October 28th, 2009, the attached condensed consolidated financial statements and the notes thereto were authorized by the following officers: Víctor M. Cámara Peón, Deputy Director of Financial Information Systems and Enrique Díaz Escalante, Associate Managing Director of Accounting.

2. Basis of presentation

The consolidated financial statements of Petróleos Mexicanos, its Subsidiary Entities and Subsidiary Companies ("PEMEX") as of and for the nine-month periods ended September 30, 2009 and 2008, are unaudited. In the opinion of PEMEX's management, all adjustments (mainly consisting of recurring adjustments) that are necessary for a fair presentation of the consolidated financial statements have been included.

For the purposes of these unaudited consolidated financial statements, certain information and disclosures that are usually included in the financial statements prepared under Mexican Financial Reporting Standards ("FRS") have been condensed or omitted. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and their notes, as of and for the year ended December 31, 2008.

3. Significant accounting policies

The accompanying consolidated financial statements have been prepared in conformity with FRS as issued by the *Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera* ("CINIF"). The recognition of inflation followed the Governmental Financial Reporting Standard ("NIF") 06-BIS "A" Section C, as issued by the Ministry of Finance and Public Credit ("SHCP") and by the General Comptroller's Office ("SFP"), which required PEMEX to adopt Bulletin B-10, "Recognition of the inflation effects on the financial information" ("Bulletin B-10"), which was superseded in January 1, 2008 by the new FRS B-10 "Effects of inflation". FRS B-10 superseded Bulletin B-10 and its five amendments, as well as the related circulars and INIF (Interpretation of Financial Reporting Standards). In accordance with FRS B-10, the audited consolidated financial statements as of December 2008, are stated in nominal pesos.

4. Structure and Business Operations of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Petróleos Mexicanos was created on June 7, 1938, and began operations on July 20, 1938 in accordance with a decree of the Mexican Congress stating that all foreign-owned oil companies in operation at that time in the United States of Mexico ("Mexico") were thereby nationalized.

Petróleos Mexicanos and its four Subsidiary Entities (as defined below) are decentralized public entities of the Federal Government of Mexico (the "Mexican Government") and together comprise the Mexican oil and gas industry.

The operations of Petróleos Mexicanos and the Subsidiary Entities are regulated by the *Constitución Política de los Estados Unidos Mexicanos* (Political Constitution of the United Mexican States, or the "Mexican Constitution"), the *Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo* (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum Affairs, or the "Regulatory Law"), effective on November 30, 1958, and as amended effective on December 31, 1977, May 12, 1995, November 14, 1996, January 13, 2006, June 27, 2006 and November 29, 2008 and the *Ley de Petróleos Mexicanos* (the "Law of Petróleos Mexicanos"), effective on November 29, 2008, which establishes that the State will be exclusively entrusted with the activities in the strategic areas of petroleum, hydrocarbons and basic petrochemicals through Petróleos Mexicanos and its Subsidiary Entities in accordance with the Regulatory Law and its regulations.

In November 2008, new laws and modifications to current laws were published that together establish a new legal framework for Petróleos Mexicanos. This new legal framework, among other aspects, includes changes in the structure of the Board of Directors of Petróleos Mexicanos, the development of specific procedures for contracting for substantive activities of a productive character, increased flexibility to invest resources generated through surplus income, a differentiated fiscal regime that considers the complexities of Petróleos Mexicanos' crude oil and natural gas fields and the ability to issue "Citizen Bonds."

Petróleos Mexicanos has the objective of carrying out the exploration, exploitation and other activities mentioned above, as well as conducting the central planning and strategic management of Mexico's petroleum industry, in accordance with the Law of Petróleos Mexicanos.

For purposes of these consolidated financial statements, capitalized words have the meanings attributed to them herein, in the Regulatory Law or in the Law of Petróleos Mexicanos.

Petróleos Mexicanos may rely on decentralized Subsidiary Entities to carry out the activities that constitute the petroleum industry. The Law of Petróleos Mexicanos establishes that the four Subsidiary Entities (as listed below) will continue carrying out their activities in accordance with their objectives, guaranteeing the commitments they have already assumed in Mexico and abroad, until the Federal Government issues the corresponding decrees of reorganization based on a proposal by the Board of Directors of Petróleos Mexicanos.

The Subsidiary Entities are decentralized public entities of a technical, industrial and commercial nature with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names. The Subsidiary Entities are controlled by and have the characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities are:

Pemex-Exploración y Producción ("Pemex-Exploration and Production");
Pemex-Refinación ("Pemex-Refining");

Pemex-Gas y Petroquímica Básica ("Pemex-Gas and Basic Petrochemicals"); and Pemex-Petroquímica ("Pemex-Petrochemicals").

The strategic activities entrusted to Petróleos Mexicanos and the Subsidiary Entities, other than those entrusted to Pemex-Petrochemicals, can be performed only by Petróleos Mexicanos and the Subsidiary Entities and cannot be delegated or subcontracted. Pemex-Petrochemicals is an exception and may delegate and/or subcontract certain of its entrusted activities.

The principal objectives of the Subsidiary Entities are as follows:

Pemex-Exploration and Production explores for and produces crude oil and natural gas; additionally, this entity transports, stores and markets such products;

Pemex-Refining refines petroleum products and derivatives thereof that may be used as basic industrial raw materials; additionally, this entity stores, transports, distributes and markets such products and derivatives;

Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas liquids and derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and commercializes such products; additionally, this entity stores, transports, distributes and markets Basic Petrochemicals; and

Pemex-Petrochemicals engages in industrial petrochemical processing and stores, distributes and markets Secondary Petrochemicals.

At the time of their initial formation, Petróleos Mexicanos assigned to the Subsidiary Entities all the assets and liabilities needed to carry out these activities; these assets and liabilities were incorporated into the Subsidiary Entities' initial capital contribution. Additionally, Petróleos Mexicanos assigned to the Subsidiary Entities all the personnel needed for their operations, and the Subsidiary Entities assumed all the related labor liabilities. There were no changes in the carrying value of assets and liabilities upon their contribution by Petróleos Mexicanos to the Subsidiary Entities.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities created by the *Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios* (Organic Law of Petróleos Mexicanos and the Subsidiary Entities), whereas the Subsidiary Companies are companies that have been formed in accordance with the general corporations law of each of the respective jurisdictions in which they are incorporated, and are managed as any other private corporations subject to the general corporations law in their respective jurisdictions.

As used herein, "Subsidiary Companies" are defined as (a) those companies which are not Subsidiary Entities but in which Petróleos Mexicanos has more than 50% ownership investment and effective control, (b) the Pemex Project Funding Master Trust (the "Master Trust"), a Delaware statutory trust, (c) Fideicomiso Irrevocable de Administración No. F/163 ("Fideicomiso F/163"), a

Mexican statutory trust incorporated in 2003 in Mexico (both the Master Trust and Fideicomiso F/163 are controlled by Petróleos Mexicanos), (d) RepCon Lux, S.A., a Luxembourg finance vehicle whose debt is guaranteed by Petróleos Mexicanos ("RepCon Lux") and (e) Pemex Finance, Ltd.

"Non-consolidated subsidiary companies," as used herein, means (a) those non-material subsidiary companies which are not Subsidiary Entities or Subsidiary Companies, as defined above in this note and (b) those companies in which PEMEX (as defined below) has 50% or less ownership investment and does not have effective control.

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to as "PEMEX."

5. Summary of significant accounting policies

The preparation of the financial statements requires the use of estimates and assumptions made by PEMEX's management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as well as the recorded amounts of income and expenses during the year. The important items subject to such estimates and assumptions include the book value of properties, plant and equipment; the valuation of the allowance for doubtful accounts, inventories and work in progress and the valuation of financial instruments and of the assets and liabilities related to labor obligations. Actual results could differ from those estimates.

References in these financial statements and related notes to "pesos" or "Ps." or "$" refers to Mexican pesos and "dollars" or "US$" refers to dollars of the United States of America.

For accounting purposes the functional currency of PEMEX is the Mexican peso.

Below is a summary of the principal accounting policies followed by PEMEX in the preparation of these consolidated financial statements, including the concepts, methods and criteria pertaining to the effects of inflation on the financial information, which are summarized below:

a. Effects of inflation on the financial information

PEMEX recognizes the effects of inflation on its financial information in accordance with *Normas de Información Financiera* (Mexican Financial Reporting Standards, or "Mexican FRS" or "NIF's") B-10 "Effects of Inflation" ("FRS B-10").

In accordance with FRS B-10, in 2008, the recognition in the financial statements of the effects of inflation was suspended because the accumulated inflation over the last three years was less than 26%, and therefore, the economic environment did not qualify as "inflationary".

If at the end of the year in future years the accumulated inflation over the most recent three-year period were to be equal to or higher than 26%, the economic environment would be considered "inflationary" and Petróleos Mexicanos would therefore be required to retroactively recognize the

effects of inflation not previously included in its financial statements while the economic environment was considered non-inflationary.

b. Consolidation

The consolidated financial statements include the accounts of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All significant intercompany balances and transactions have been eliminated in the consolidation.

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. ("PMI CIM"); P.M.I. Trading Ltd. ("PMI Trading"); P.M.I. Holdings North America, Inc. ("PMI HNA"); P.M.I. Holdings Petróleos España ("HPE"); P.M.I. Holdings B.V. ("PMI HBV"); P.M.I. Norteamérica, S.A. de C.V. ("PMI NASA"); Kot Insurance Company AG ("KOT"); Integrated Trade Systems, Inc. ("ITS"); P.M.I. Marine Ltd ("PMI Mar"); P.M.I. Services, B.V. ("PMI-SHO"); Pemex Internacional España, S.A. ("PMI-SES"); Pemex Services Europe Ltd. ("PMI-SUK"); P.M.I. Services North America, Inc. ("PMI-SUS"); Mex Gas International, Ltd. ("MGAS"); Pemex Project Funding Master Trust (Master Trust); Fideicomiso F/163; RepCon Lux and Pemex Finance, Ltd.

FRS B-15 "Translation of foreign currencies" became effective on January 1, 2008, and establishes the following rules for translation:

When the functional currency of a foreign operation is different from its recording currency, translation is accounted for as follows:

a) Monetary items, at the exchange rate in effect at the end of the period.

b) Non-monetary items and equity, at the historical exchange rate.

c) Non-monetary items recorded at their fair value, at the historical exchange rate effective when their fair value was determined.

d) Income, costs and expenses items, at the average exchange rate for the period.

e) Effects of exchange caused by the translation from recording currency to functional currency are recognized as income or expense in the statement of operations of the foreign operation for the period in which they were incurred.

When the reporting currency of a foreign operation is different from its functional currency, translation is as follows:

a) Assets and liabilities at the exchange rate at the end of the period, and equity at the historical exchange rate.

b) Income, costs and expenses, at the average exchange rate.

c) The effect of translation is recognized as part of comprehensive income or loss in equity, in an item called "accumulated translation effect."

d) At the time of consolidating or using the equity method, any variation between the equity of the foreign operation and the recognized investment in the foreign operation must be recorded in comprehensive result as accumulated translation effect, within equity included in the consolidated financial statements.

Investments in non-consolidated subsidiary companies and affiliates are accounted for in accordance with paragraph *h.* of this note. Other non-material subsidiary companies and affiliates are valued at acquisition cost and, based upon their relative importance to the total assets and income of PEMEX, are not consolidated nor accounted for under the equity method.

c. Long-term productive infrastructure projects (PIDIREGAS)

Until December 31, 2008, PEMEX's investment in long-term productive infrastructure projects ("PIDIREGAS") and related liabilities were initially recorded in accordance with *Normas Específicas de Información Financiera Gubernamental para el Sector Paraestatal* (Specific Standards for Governmental Financial Information of the State-owned Sector, or "NEIFGSP") 009 ("NEIFGSP 009"), applicable to *Entidades Paraestatales de la Administración Pública Federal* (State-owned Entities of the Federal Public Administration), which requires recording only those liabilities maturing in less than two years.

For the purposes of these consolidated financial statements and in accordance with Mexican FRS, all accounts related to PIDIREGAS were incorporated into the consolidated financial statements and all effects of NEIFGSP 009-B were therefore eliminated.

On November 13, 2008, amendments to the *Ley Federal de Presupuesto y Responsabilidad Hacendaria* (Federal Law of Budget and Fiscal Accountability) were published in the *Diario Oficial de la Federación* (Official Gazette of the Federation), eliminating the PIDIREGAS concept in relation to Petróleos Mexicanos and the Subsidiary Entities.

The main objective of the Master Trust and Fideicomiso F/163 has been to administer financial resources related to PIDIREGAS that have been designated by PEMEX for that purpose. As a result of the amendments to the Federal Law of Budget and Fiscal Accountability described above, the Master Trust will no longer participate in PIDIREGAS financings and Petróleos Mexicanos will assume, as primary obligor, all payment obligations under PIDIREGAS financings entered into by the Master Trust. Substantially all of the debt agreements and indentures of the Master Trust permit, without the consent of the creditors or bondholders, Petróleos Mexicanos to assume, as primary obligor, the obligations of the Master Trust.

d. Exploration and drilling costs

PEMEX uses the successful efforts method of accounting for oil and gas exploration costs. Exploration costs are charged to income when incurred, except that exploratory drilling costs are

included in fixed assets, pending determination of proven reserves. Exploration wells more than 12 months old are expensed unless (a) (i) they are in an area requiring major capital expenditure before production can begin, (ii) commercially productive quantities of reserves have been found, and (iii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is under way or firmly planned for the near future, or (b) proved reserves are recorded within 12 months following the completion of exploratory drilling. Expenses pertaining to the drilling of development wells are capitalized, whether or not successful.

PEMEX makes semi-annual assessments of the amounts included within fixed assets to determine whether capitalization is initially appropriate and can continue. Exploration wells capitalized beyond 12 months are subject to additional scrutiny as to whether the facts and circumstances have changed and therefore whether the conditions described in clauses (a) and (b) of the preceding paragraph no longer apply.

e. Cash and cash equivalents

Cash and cash equivalents consist of checking accounts, foreign currency and other highly liquid instruments. As of the date of these consolidated financial statements, earned interest income and foreign exchange gains or losses are included in the results of operations, under comprehensive financing result.

f. Inventory and cost of sales

Inventories are valued as follows:

I. Crude oil and its derivatives for export: at realizable value, determined on the basis of average export prices at year end.

II. Crude oil, natural gas and their derivatives for domestic sale: at realizable value, in accordance with international market prices at year end.

III. The refined products inventories: at their acquisition or production cost calculated in accordance with crude oil costs and auxiliary materials.

IV. Gas and petrochemicals: at direct standard cost of such products without exceeding their market value.

V. Materials spare parts fittings: at the last purchase price without exceeding their market value.

VI. Materials in transit: at acquisition cost.

PEMEX records the necessary allowances for inventory impairment arising from obsolescence, slow moving inventory and other factors that may indicate that the realization value of inventory may be lower than the recorded value.

g. Cost of sales

Cost of sales is determined by adding to inventories at the beginning of the year the operating cost of oil fields, refineries and plants (including internally-consumed products), the purchase of the refined products and other products, and deducting the value of inventories at the end of the year. As of September 30, 2009 cost of sales also includes the depreciation and amortization expense associated with assets used in operations as well as the expense associated with the reserve for abandonment cost of wells.

h. Investment in shares of non-consolidated subsidiary companies and affiliate companies

Certain non-consolidated subsidiary companies are accounted for under the equity method.

Investments in shares in which PEMEX holds 50% or less of the issuer's capital stock are recorded at cost and, until December 31, 2007, adjusted for inflation using factors derived from the NCPI.

i. Properties, furniture and equipment

Properties, plant and equipment are initially recorded at acquisition cost and, until December 31, 2007, adjusted using factors derived from the NCPI.

Beginning January 1, 2007, assets acquired during the construction or installation phase of a project include the comprehensive financing result associated with assets as part of the value of assets.

Depreciation is calculated using the straight-line method of accounting based on the expected useful lives of the assets, based on calculations from independent appraisals. The annual depreciation rates used by PEMEX are as follows:

	%	Years
Buildings	3	33
Plants and drilling equipment	3-5	20-33
Furniture and fixtures	10-25	4-10
Offshore platforms	4	25
Transportation equipment	4-20	5-25
Pipelines	4	25
Software/computers	10-25	4-10

Related gains or losses from the sale or disposal of fixed assets are recognized in income for the period in which they are incurred. PEMEX amortizes its well assets using the units-of-production ("UOP") method. The amount to be recognized as amortization expense is calculated based upon the number of equivalent barrels of crude oil extracted from each specific field as compared to the field's total proved developed reserves.

The *Reglamento de Trabajos Petroleros* ("Petroleum Works Law") provides that once a well turns out to be dry, is invaded with salt water, is abandoned due to mechanical failure or when the well's production has been depleted such that abandonment is necessary due to economic unfeasibility of production, it must be plugged to ensure the maintenance of sanitary and safe conditions and to

prevent the seepage of hydrocarbons to the surface. All activities required for plugging a well are undertaken for the purpose of properly and definitively isolating the cross formations in the perforation that contain oil, gas or water, in order to ensure that hydrocarbons do not seep to the surface. This law also requires that PEMEX obtains approval from the Ministry of Energy for the dismantlement of hydrocarbon installations, either for the purpose of replacing them with new installations or for permanent retirement.

The costs related to wells subject to abandonment and dismantlement are recorded at their present values as liabilities on a discounted basis when incurred, which is typically at the time the wells first start drilling. The amounts recorded for these obligations are initially recorded by capitalizing the respective costs. Over time the liabilities will be accreted by the change in their present value during each period and the initial capitalized costs will be depreciated over the useful lives of the related assets based on the UOP method. In the case of non-producing wells subject to abandonment and dismantlement, the full dismantlement and abandonment cost is recognized at the end of each period.

The carrying value of these long-lived assets is subject to an annual impairment assessment (see Notes 3j.).

j. Impairment of the value of long-lived assets

PEMEX evaluates periodically the values of long-lived assets to determine whether there is any indication of potential impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net revenues expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated net revenues, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

k. Accruals

PEMEX recognizes, based on management estimates, accruals for those present obligations for which the transfer of assets or the rendering of services is probable and arises as a consequence of past events, primarily the payment of salaries and other employee payments as well as environmental liabilities; in certain cases, such amounts are recorded at their present value.

l. Employee Benefits

Effective January 1, 2008, PEMEX adopted the provisions of FRS D-3 "Employee Benefits," issued by the CINIF which has the principal objective of anticipating the recognition of the liabilities generated with respect to the benefits provided to employees.

The accumulated benefits related to pensions, seniority premiums, other post-retirement benefits and employment termination for causes other than restructuring, to which all employees are entitled, are recorded in the statement of operations of each year based on actuarial valuations performed by independent experts, using the projected unit-credit method (see Note 12).

The amortization periods of the unamortized items are as follows:

- Retirement benefits:

    i. Initial transition liability and salary increases due to promotions, in a maximum of five years.

    ii. Plan amendments and actuarial gains and losses for the period, in the employees' average remaining labor life.

- Termination benefits:

    i. Initial transition liability and plan amendments, in a maximum of five years.

    ii. Salary increases due to promotions, in a maximum of one year.

    iii. Actuarial gains and losses, immediate recognition.

As of September 30, 2009, the employees' average remaining labor life of the employees entitled to benefits in the plan was approximately 10 years. PEMEX incorporates the effect of its labor obligations into these consolidated financial statements.

The plan for other post-retirement benefits includes medical services for retired personnel and their dependents, as well as benefits in cash for gas, gasoline and basic necessities.

m. Derivative financial instruments and hedging operations

As of January 1, 2005, PEMEX adopted the provisions of Bulletin C-10, "Derivative Financial Instruments and Hedging Operations" ("Bulletin C-10") issued by the Mexican Institute of Public Accountants, which provide expanded guidance for the recognition, valuation and disclosure applicable to derivative financial instruments designed as hedges and embedded derivatives.

As of September 30, 2009 and 2008, derivative financial instruments shown in the balance sheet are recorded at their fair value in accordance with the provisions of Bulletin C-10.

n. Financial instruments with characteristics of liability, equity or both

Financial instruments issued by PEMEX with characteristics of equity or liabilities, or both, are recorded at the time of issuance as a liability, equity or both, depending on the components involved. Initial costs incurred in the issuance of those instruments are assigned to liabilities and equity in the same proportion as the amounts of their components. Gains or losses related to the components of financial instruments classified as liabilities are recorded as part of comprehensive financing result. The distribution of profits to the owners of the components of financial instruments classified as equity is charged to equity.

o. Restatement of equity, other contributions and retained earnings

As of December 31, 2007, the restatement of equity, other contributions and accumulated losses is determined by applying factors derived from the NCPI from the dates of contributions to the most recent year end.

p. Surplus in the restatement of equity

Until December 31, 2007, the surplus in the restatement of equity represented the cumulative results from the initial net monetary position and the results from holding non-monetary assets (mainly inventories and properties and equipment), restated in Mexican pesos with purchasing power as of the most recent balance sheet date. In 2008, the surplus in the restatement of equity was reclassified to accumulated results.

q. Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based mainly on petroleum production, price forecasts and revenues from oil and refined products. Petróleos Mexicanos and the Subsidiary Entities are not subject to the *Ley del Impuesto Sobre la Renta* ("Income Tax Law") or the *Ley del Impuesto Empresarial a Tasa Única* ("Flat Rate Business Tax").

r. Special Tax on Production and Services ("IEPS Tax")

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which the respective product is sold.

s. Revenue recognition

For all export products, risk of loss and ownership (title) is transferred upon shipment, and thus PEMEX records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time of delivery. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point, and PEMEX records sales revenue upon delivery.

t. Comprehensive result

Comprehensive result represents the sum of net income (loss) for the period plus the accumulated translation effect. It includes the effect of valuation of financial instruments designated as cash flow hedges, the equity effect of the employee benefits provision and items required by specific accounting standards to be reflected in equity, but which do not constitute equity contributions, reductions or distributions, and until December 31, 2007, comprehensive result included the effects of inflation restatement of equity on the basis of NCPI factors.

u. Comprehensive financing result

Comprehensive financing result includes interest income and expense, foreign exchange gains and losses, and, until September 30, 2009 the gain or loss attributable to the effects of inflation on monetary assets and liabilities, minus any portion of the comprehensive financing result capitalized during the period.

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of settlement. Foreign currency assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Exchange differences arising from assets and liabilities denominated in foreign currencies are recorded in the statement of operations for the year.

Until December 31, 2007 the monetary effect presented was determined by multiplying the difference between monetary assets and liabilities at the beginning of each month, including deferred taxes, by inflation rates through year end. The aggregate of these results represents the monetary gain or loss for the year arising from inflation, which was reported in the statement of operations for the year.

v. Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

w. Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying the tax rate to the Petroleum profits or Income Tax, as it is the case, at the temporary differences between the asset and liabilities carrying value and fiscal value at the Consolidated financial statements date.

6. Foreign currency position

As of September 30, 2009 and 2008, the consolidated financial statements of PEMEX include monetary assets and liabilities in foreign currency as follows:

	Amounts in foreign currency (Thousands)				
	Assets	**Liabilities**	**Net (liability)/asset position**	**Period-end exchange rate**	**Amounts in pesos**
As of September 30, 2009:					
U.S. dollars	**20,876,535**	**(39,158,144)**	**(17,821,609)**	**13.4928**	**(Ps. 233,177,291)**
Japanese yen.............	**0**	**(216,135,015)**	**(216,135,015)**	**0.1506**	**(32,545,611)**

Pounds sterling	**6,988**	**(776,177)**	**(769,189)**	**21.5858**	**(16,603,544)**
Euros	**5,543**	**(3,330,921)**	**(3,325,379)**	**19.7251**	**(65,593,492)**
Canadian dollar	**79**	**(9,335)**	**(9,256)**	**12.5807**	**(116,447)**
Net liability foreign currency position before foreign currency hedging ...					**(Ps.348,036,385)**

	Amounts in foreign currency (Thousands)				
	Assets	**Liabilities**	**Net (liability)/asset position**	**Period-end exchange rate**	**Amounts in pesos**
As of September 30, 2008:					
U.S. dollars	18,970,295	(39,073,294)	(20,103,000)	10.9814	(220,759,084)
Japanese yen	(3,088,981)	(251,135,871)	(248,046,890)	0.1034	(25,648,048)
Pounds sterling	508	(424,874)	(424,366)	19.5666	(8,303,400)
Euros	1,747,769	(4,939,505)	(3,191,736)	15.4266	(49,237,635)
Swedish francs		(39)	(39)	9.7996	(382)
Canadian dollar	79		(79)	10.3296	816
Net liability foreign currency position before foreign currency hedging......					(Ps.303,947,733)

7. Cash and cash equivalents

As of September 30, 2009 and 2008, cash and cash equivalents are as follows:

	As of September 30, 2009	As of September 30, 2008
Cash in banks	**Ps. 119,753,782**	**Ps. 65,688,725**
Other highly liquid instruments.....................	**59,089,891**	**85,364,939**
	Ps. 178,843,673	**Ps. 151,053,664**

8. Accounts, notes receivable and other, net

As of September 30, 2009 and 2008, the accounts receivable are as follows:

	As of September 30, 2009	As of September 30, 2008
Trade-domestic	**Ps. 42,106,797**	**Ps. 46,723,296**
Trade-foreign	**30,461,142**	**28,389,761**
Employees and officers..	**4,435,355**	**4,089,549**
Specific funds..	**36,819,600**	**13,238,144**

Duty paid in excess	3,489,880	
Advance payments of taxes	1,290,529	1,917,717
Other accounts receivable	61,641,832	62,789,383
Less:		
Allowance for doubtful accounts	(1,589,458)	(1,832,964)
Total	Ps. 178,655,678	Ps. 155,314,887

9. Inventories

As of September 30, 2009 and 2008, inventories are as follows:

	As of September 30, 2009	As of September 30, 2008
Crude oil, refined products, derivatives and petrochemical products	Ps. 89,346,690	Ps. 118,530,248
Materials and supplies in stock	5,729,905	5,288,239
Materials and products in transit	39,427	31,227
Less:		
Allowance for slow-moving and obsolete inventory	(1,279,589)	(1,172,244)
Total	Ps. 93,836,433	Ps. 122,677,470

10. Property, plant and equipment

As of September 30, 2009 and 2008, the balances of property, plant and equipment, net of accumulated depreciation and amortization, are as follows:

	2009	2008
Buildings	Ps. 54,805,349	Ps. 50,466,139
Wells	639,788,008	519,558,170
Plants	415,963,819	409,384,196
Drilling equipment	24,526,192	22,729,801
Furniture and equipment	37,806,643	36,237,805
Transportation equipment	14,667,576	14,907,289
Offshore platforms	183,688,596	167,513,721
Pipelines	301,380,082	310,434,140
Financing lease	3,075,167	0
	1,675,701,432	1,531,231,261
Accumulated depreciation and amortization	(908,567,848)	(829,529,904)
	767,133,584	701,701,357
Land	39,322,030	39,118,093
Fixed assets to be disposed of	1,052,056	814,909
Construction in progress	109,098,078	90,197,793
Total	Ps. 916,605,748	Ps. 831,832,152

The depreciation of fixed assets and amortization of wells at June 30, 2009 and 2008 recognized in cost and operating expenses was Ps. 40,131,300 and Ps. 42,567,600, respectively.

11. Long-term debt

In the period from January 1 to June 30, 2009, the significant financing activities of Petróleos Mexicanos were as follows:

On January 21, 2009, Petróleos Mexicanos borrowed U.S. $984,000 under its syndicated revolving credit line established on September 7, 2007.

On February 3, 2009, Petróleos Mexicanos issued U.S. $2,000,000 of 8.00% Notes due 2019; the notes were issued under Petróleos Mexicanos' Medium-Term Notes Program, Series C.

On March 26, 2009, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for a total of Ps. 2,500,000 and bearing interest at a floating rate; the loan matures in March 2010.

On April 3, 2009 Petróleos Mexicanos issued in the domestic market Ps. 10,000,000 of publicly traded notes, in two tranches; one at a variable rate for Ps. 6,000,000 and three year maturity and the other tranche at a fixed rate for Ps. 4,000,000 and seven year maturity. These notes were issued under Petróleos Mexicanos' Ps. 70,000,000 Notes program.

On May 22, 2009 Petróleos Mexicanos issued, in the domestic market, Ps. 10,000,000 of publicly traded notes in two tranches; one at a variable rate for Ps. 6,500,000 and three year maturity and the other tranche at a fixed rate for Ps. 3,500,000 and seven year maturity. These notes were issued under the Petróleos Mexicanos' Ps. 70,000,000 Notes program.

On June 2, 2009, Petróleos Mexicanos issued £350,000 of 8.25% Notes due 2022; the notes were issued under Petróleos Mexicanos' U.S.$7,000,000 Medium-Term Notes Program, Series C.

On June 18, 2009, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for a total of Ps. 6,750,000 at a floating rate; the loan matures in June 2011.

On June 26, 2009, Petróleos Mexicanos obtained U.S. $6,000,000 under its syndicated revolving credit line established in 2007.

On July 29, 2009, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for a total of Ps. 5,000,000 at a floating rate; the loan matures in January 2011.

On August 17, 2009, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for a total of Ps. 6,750,000 at a floating rate; the loan finally matures in July 2014.

On August 18, 2009, Petróleos Mexicanos issued Euros 200,000,000 of 5.779% Notes due 2017; the notes were issued under Petróleos Mexicanos' Medium-Term Notes Program, Series C.

On September 18, 2009, Petróleos Mexicanos issued U.S. $1,500,000 of 4.875% Notes due 2015; the notes were issued under Petróleos Mexicanos' Medium-Term Notes Program, Series C.

On September 30, 2009, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for a total of Ps. 3,750,000 at a floating rate; the loan finally matures in September 2011.

12. Comprehensive loss

The comprehensive loss as of and for the three-month period ended September 30, 2009 and 2008 is set forth below:

		2009		2008
Net loss for the six-month period and year end	Ps.	(29,529,508)	Ps.	5,555,086
Derivative financial instruments		3,004,650		124,303
Accumulated conversion effect		(420,303)		
Others				(846,336)
Comprehensive loss as of the end of the period and year	Ps.	(26,945,161)	Ps.	4,833,053

13. Commitments

PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, PEMEX entered into an additional contract with the purpose of supplying nitrogen to the Ku-Maloob-Zaap complex, and extending the original contract until 2027. As of September 30, 2009 and 2008, the value of the nitrogen to be supplied during the term of the contracts was approximately Ps. 16,938,206 and Ps. 18,389,850, respectively. In the event of the rescission of the contract and depending on the circumstances, PEMEX has the right and obligation to acquire the vendor's nitrogen production plant under the terms of the contract.

The estimated future payments are as follows:

		As of September 30, 2009
2009	Ps.	505,134
2010		2,074,137
2011		2,089,818
2012		2,123,721
2013		1,438,929
Over 5 years		10,158,111
Total	Ps.	18,389,850

During 2008, PEMEX entered into a contract for the supply of nitrogen to maintain pressure in the Jujo-Tecominoacán field in the Southern Region; this contract expires in 2017.

As of September 30, 2009, the estimated value of the nitrogen to be supplied during the remaining term of the contract amounts to Ps. 2,329,191.

In the event of early termination of the contract, PEMEX will be bound to pay only for services received and certain non-recoverable expenditures under the terms specified in the contract.

The estimated future payments under this contract are as follows:

		As of September 30, 2009
2009 remaining quarters	Ps.	266,591
2010		520,627
2011		520,627
2012		487,033
2013 to 2017		534,313
Total	Ps.	2,329,191

As of September 30, 2009, PEMEX entered into Financed Public Work Contracts ("FPWCs") at different times until 2024, for a total contracted amount of U.S.$ 6,352,208.

At September 30, 2009 and 2008, PEMEX had contracts with various contractors for an estimated amount of Ps. 461,584,598 and Ps. 308,416,139, respectively, for the development of various infrastructures works.

PEMEX, through PMI, enters into sale contracts for crude oil with foreign companies in international markets. The terms and conditions of these contracts are specific to each customer, and the contract durations vary, including evergreen contracts and long-term contracts.

14. Contingencies

In the ordinary course of its business, PEMEX is involved in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. This accrual is disclosed below.

(a) PEMEX is subject to the provisions of the *Ley General del Equilibrio Ecológico y la Protección al Ambiente* (General Law on Ecological Equilibrium and Environmental Protection"). To comply with this law, environmental audits to PEMEX's larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX signed various agreements with the *Procuraduría Federal de Protección al Ambiente* (Federal Attorney of Environmental Protection, or

"PROFEPA") to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of September 30, 2009 and 2008, the reserve for environmental remediation expenses totaled Ps. 3,746,136 and Ps. 1,940,554, respectively.

(b) PEMEX is involved in various civil, tax, criminal, labor, commercial, arbitration and administrative lawsuits, the final resolution of which is pending as of the date of this report. At September 30, 2009, PEMEX had accrued Ps. 11,858,680 related to these contingent liabilities.

Based on the information available, the total claim amount for these lawsuits totals approximately Ps. 46,540,152 at September 30, 2009. The following information about our main lawsuits is presented:

In September 2001, Conproca, S.A. de C.V. (CONPROCA), the construction company performing construction and maintenance services for Pemex-Refining's Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the "ICA") against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among others, additional work performed and value added. On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. On November 30, 2009 CONPROCA and Petróleos Mexicanos will submit a brief determining the amount of liability to be paid to each other.

In December 2004, Corporación Mexicana de Mantenimiento Integral S. de R.L. de C.V. ("COMMISA") filed an arbitration claim before the ICA against Pemex-Exploration and Production (arbitration related to the project IPC-01) for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell complex. The detailed claim filed by COMMISA on January 26, 2007 seeks damages of U.S. $319,920 and Ps. 37,209. Pemex-Exploration and Production has responded to the claim and filed a counterclaim against COMMISA, seeking U.S. $125,897 and Ps. 41,513. On August 19, 2009, the ICA notified the parties that it would not issue a final award until November 30, 2009.

On December 7, 2005, Pemex-Refining was summoned before the *Juzgado Quinto de Distrito en Materia Civil* (Fifth Civil District Court) in the Federal District in connection with a claim filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Substitutos, A.C. (No. 262/2005-II) seeking approximately Ps. 1,647,629 in damages for, among other claims, the suspension of an existing tank truck transportation agreement. On March 7, 2008 a final hearing was held in which both parties filed their final allegations. A final judgment was issued on June 6, 2008 in which payments for damages were denied. The parties have filed appeals before the *Tercer Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito* (Third Unit Civil and Administrative Court of the First Circuit) in the Federal District. On December 22, 2008 the final judgment was confirmed. The parties filed *amparos* against this resolution. Pemex-Refining filed an *amparo* because the judgment did not require the plaintiff to pay expenses and court fees. The plaintiff filed an *amparo* (No. 271/2009) before the *Décimo Cuarto Tribunal Colegiado en Materia Civil del Primer Circuito* (Fourteenth Joint Civil Court of the First Circuit), which was denied. The plaintiff filed a revised motion against this resolution, which on October 7, 2009 was denied. The final judgment in favor of Pemex-Refining was confirmed. Therefore, this case has concluded.

On December 15, 2005, Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Substitutos, A.C. filed an additional claim before the Fifth Civil District Court in the Federal

District (No. 271/2005-I), asserting that Pemex-Refining should authorize the plaintiff to replace tank trucks older than ten years, register these new tank trucks and assign a cargo to each of them pursuant to the above-mentioned transportation agreement. A final judgment against Pemex-Refining was issued on April 29, 2008. Pemex-Refining filed an appeal which was accepted on May 20, 2008 before the *Primer Tribunal Unitario en Materia Civil y Administrativa* (First Unit Civil and Administrative Court of the First Circuit) in the Federal District (No. 425/2008). The plaintiff filed a void motion arguing that the appeal was not properly executed. On September 10, 2008, Pemex-Refining filed an *amparo* which was granted to Pemex-Refining stating that the First Court does not have jurisdiction to solve this motion. The plaintiff filed two motions against this resolution, both of them were denied. On October 26, 2009, the *Primer Tribunal Unitario en Materias Civil y Administrativa del Primer Circuito* (First Unit Civil and Administrative Court of the First Circuit) revoked the judgment against Pemex- Refining. The plaintiff may file an *amparo* against this resolution.

On October 31, 2007, Pemex-Refining was summoned before the Fifth Civil District Court in the Federal District in connection with a civil claim filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C. (No. 295/2007), seeking a judgment declaring the breach of a services agreement dated March 26, 1993 and monetary damages, among other claims. Pemex-Refining filed a response to this claim on May 27, 2008. On September 22, 2008 a final hearing was held. On April 21, 2009 a judgment was issued in favor of Pemex-Refining. On May 12, 2009, each party filed an appeal against this resolution. As of the date of this report, this resolution is still pending.

On August 20, 2007, Petróleos Mexicanos and Pemex-Refining were summoned before the *Juzgado Decimocuarto de Distrito del Décimo Circuito* (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz (No. 12/2007) seeking approximately Ps. 2,364,838 for, among other things, civil liability and damages resulting from the pollution of land used to store oil waste in accordance with an agreement entered into in 1987 by and among Leoba Rueda Nava, Petróleos Mexicanos and Pemex-Refining. As of the date of this report, the evidentiary stage has been completed. A final hearing is still pending.

In January 2006, Tejas Gas de Toluca, S. de R.L. de C.V. ("TGT") commenced an arbitration proceeding against Gas Natural México S.A. de C.V. ("GNM") and Pemex-Gas and Basic Petrochemicals, seeking, among other things, compliance with a transportation agreement and its amendments dated February 2001 and November 2001. This agreement was entered into for the operation of the Palmillas-Toluca pipeline. On February 12, 2009, the arbitration court ordered that the parties inform about the negotiations to conclude this claim not later than May 18, 2009. If agreement is not reached among the parties, the arbitration court will schedule a witnesses hearing. Since the parties did not conclude this claim, on August 21, 2009, the ICA notified the parties that the evidentiary hearings will be held in November, 2009.

In December 2003, Unión de Sistemas Industriales, S.A. de C.V. filed a claim in the *Juzgado Tercero de Distrito en Materia Civil* (Third District Civil Court) in the Federal District against Pemex-Refining seeking approximately Ps. 393,095 (No. 202/2003) for, among other things, work performed and not paid under a construction agreement. In October 2004, Pemex-Refining responded to this claim. The evidentiary stages concluded. A final hearing was held on November 18, 2008, and on March 6, 2009 a final judgment was issued in favor of Unión de Sistemas Industriales, S.A. de C.V. On May 13, 2009, Pemex-Refining filed an appeal (No. 204/2009) against this judgment before the *Segundo Tribunal Unitario en Materias Civil y Administrativa del Primer Circuito* (Second Unit Civil and Administrative Court of the

First Circuit) in the Federal District. On June 5, 2009, Unión de Sistemas Industriales, S.A. de C.V. filed its objections. A final resolution is still pending.

On August 16, 2006, two amparos (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. before the Juzgado Cuarto de Distrito en Materia Administrativa del Distrito Federal (Fourth Administrative District Court in the Federal District) alleging that Pemex-Exploration and Production had violated their constitutional rights through the execution of development, infrastructure and maintenance works in non-associated gas fields under a public works contract (No. 414105826), because of modifications to the Regulatory Law. The plaintiffs argue they have the right to exploit the gas found in the fields located in the area of their mining concessions. An expert's opinion on geology to be filed by Pemex-Exploration and Production and the constitutional hearing are still pending.

As of the date of this report, only one of the several claims filed by a group of Congressmen from the LIXth Legislature related to the Financed Public Works Contracts program ("FPWC") remains pending. Pemex-Exploration and Production obtained favorable judgments in the other similar claims filed by these plaintiffs. This remaining claim (No. 226/2004) is related to the FPWC entered into between Pemex-Exploration and Production and PTD Servicios Múltiples, S. de R.L. de C.V. for the Cuervito natural gas production block filed before the *Juzgado Noveno de Distrito en Materia Civil del Distrito Federal* (Ninth Civil District Court) in Federal District. The claim does not seek monetary damages as relief, but instead seeks to prevent the performance of this FPWC through a declaration that it is void based on the alleged Article 27 of the Political Constitution of the United Mexican States. On December 12, 2007, Pemex-Exploration and Production was summoned after an appeal filed by PTD Servicios Múltiples, S. de R.L. de C.V. was denied. On December 13, 2007, Pemex-Exploration and Production filed a motion arguing a lack of standing on the part of the plaintiffs due to the termination of their positions as Congressmen. On May 15, 2008, the motion was denied and Pemex-Exploration and Production filed an appeal against this resolution, which was accepted. On June 2, 2008, Pemex-Exploration and Production responded the former claim. On September 24, 2008, Petróleo Brasileiro, S. de R. L. de C.V., one of the contractors on the FPWC, filed an *amparo* (No. 104/2008) before the *Tercer Tribunal Unitario en Materias Civil y Administrativa del Primer Circuito* (Third Unit Civil and Administrative Court of the First Circuit) in the Federal District against the resolution regarding the plaintiffs' standing, which was denied. Petróleo Brasileiro, S. de R. L. de C.V. thereafter filed a revised motion against the resolution before the *Octavo Tribunal Colegiado* (Eighth Joint Court), which was also denied. The evidentiary stage is still pending.

In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. ("Impulsora") to establish a new company called Mexicana de Lubricantes, S.A. de C.V. ("Mexicana de Lubricantes"), which manufactures, bottles, and distributes PEMEX's automotive and industrial lubricants and greases. Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:

- On December 5, 2005, Impulsora filed an *amparo* (No. 1519/2005) before the *Juzgado Quinto de Distrito en Materia Administrativa* (Fifth Administrative District Court) in the state of Jalisco in connection with a constitutional claim related to a proposed model franchise agreement to be executed by Pemex-Refining with the service stations. This proceeding has been joined with a pending proceeding filed by Bardahl de México, S.A. de C.V. (Bardahl), a competitor in the lubricants market, which claims that it is the owner of the "Mexlub" trademark. Bardahl seeks a ruling under which it would be permitted to sell its products in the service stations of Mexico, thereby eliminating the exclusive right of Mexicana de Lubricantes to sell its lubricants. On December 9, 2008 a constitutional hearing was held. On March 9,

2009 a resolution denied the *amparo* filed by Impulsora. Impulsora and Bardahl have filed revised motions against this resolution. A resolution is still pending.

- On December 26, 2005, Pemex-Refining filed a commercial claim (No. 127/2005) against Mexicana de Lubricantes before the *Juzgado Segundo de Distrito en Materia Civil* (Second Civil District Court) in the state of Jalisco to compel Impulsora to convene a general shareholders' meeting. On June 29, 2007, a judgment was issued in favor of Pemex-Refining and Mexicana de Lubricantes was ordered to convene a general shareholders' meeting but it was not ordered to pay any damages. Both parties appealed this judgment before the *Primer Tribunal Unitario del Tercer Circuito* (First Unit Court of the Third Circuit) and the judgment was revoked. Mexicana de Lubricantes filed an *amparo* against this resolution, which was granted and the judgment confirmed. Mexicana de Lubricantes subsequently filed an *amparo*, which was granted only in connection with expenses and court fees. The plaintiff may file an *amparo* against this resolution.

- On June 7, 2006, Pemex-Refining filed a criminal complaint before the *Procuraduría General de la República (*Office of the Federal Attorney General) for fraud allegedly committed by members of the board of directors of Mexicana de Lubricantes. On July 17, 2009, Pemex-Refining filed an accounting expert's opinion stating the damages against Pemex-Refining in the amount of Ps. 25,800. On August 11, 2009, the accounting expert ratified his opinion. The Office of the Federal Attorney General will review this opinion.

- On October 17, 2006, Pemex-Refining filed a commercial claim (No. 222/2006) against Impulsora before the Juzgado Octavo de Distrito en Materia Civil (Eight Civil District Court) in Mexico City, pursuant to which Pemex-Refining is seeking to enforce its contractual right to exercise a purchase option of the Mexicana de Lubricantes shares owned by Impulsora. Impulsora has filed a counterclaim asserting that Pemex-Refining does not have such right under the relevant agreement. Pemex-Refining and Impulsora filed accounting expert's opinions. The trial is in the pleadings stage and a resolution is still pending.

- On March 28, 2008, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the *Juzgado Primero de Distrito en Materia Civil* (First Civil District Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes and Pemex-Refining: (i) a license and trademark contract; (ii) a basic greases supply contract; and (iii) a contract for the manufacture of lubricants and greases for Petróleos Mexicanos and the subsidiary entities. Mexicana de Lubricantes filed a motion alleging that the authorized representative of Pemex-Refining did not have the authority to represent Pemex-Refining. On July 4, 2008, a resolution was issued stating that the power-of-attorney filed by Pemex-Refining contained some irregularities. In July 2008, Pemex-Refining filed an appeal of this resolution (504/2008) before the *Primer Tribunal Unitario en Materia Civil y Administrativa* (First Unit Civil and Administrative Court). On November 24, 2008, a resolution ratifying the judgment was issued. Pemex-Refining filed an *amparo* (No. 130/2008) before the *Tercer Tribunal Unitario en Materia Civil* (Third Unitary Civil Court), which was granted on December 24, 2008. An additional *amparo* was filed by Pemex-Refining before the Third Unitary Civil Court (No. 133/2008) against the resolution, which claimed that Pemex-Refining did not have the right to rectify the alleged irregularities in its power-of-attorney, which was granted in favor of Pemex-Refining. Mexicana de Lubricantes filed a revised motion against the *amparo* before the *Noveno Tribunal Colegiado en Materia Civil del Primer Circuito* (Ninth Joint Civil Court of the First Circuit) which confirmed such *amparo*. Pemex-Refining filed its accounting evidence but it was not accepted by the *Primer Tribunal Unitario en Materias Civil y Administrativa del Primer Circuito (*First Unit Civil and Administrative Court of the First Circuit). Pemex-Refining filed an

amparo against this resolution, which was denied. Pemex-Refining filed a revised motion against this. A final resolution is still pending.

In addition, there is an administrative proceeding before the *Comisión Federal de Competencia* (Federal Competition Commission) under which several claims have been filed. On July, 2003, the Federal Competition Commission issued a resolution (No. 10-62-97) (the "Resolution") prohibiting Pemex-Refining from engaging in anti-competitive practices as a result of the exercise of a contractual right of exclusivity under certain agreements, including the obligation to amend such agreements in order to eliminate the obligations of service stations to sell exclusively those lubricants authorized by Pemex-Refining. The Resolution imposed a six-month compliance deadline and included the imposition of a fine on Pemex-Refining of 1,500 daily minimum wages unit per day until such agreements were brought into compliance. On January 15, 2008, the Federal Competition Commission requested that Pemex-Refining provides evidence of its compliance with the Resolution. Pemex-Refining argued that it was not able to comply with the Resolution due to a suspension granted to Bardahl. On April 10, 2008, the Commission announced that Pemex-Refining was required to comply with the Resolution within 15 days. On January 10, 2008, Pemex-Refining filed an *amparo* before the *Juzgado Sexto de Distrito en Materia Administrativa* (Sixth Administrative District Court) in the Federal District (No. 46/2008 VI). On May 6, 2008, the Sixth Administrative District Court ordered a definitive suspension of the Federal Competition Commission's resolution. On May 20, 2008, Impulsora and Mexicana de Lubricantes filed motions as injured third-parties. On May 27, 2008, the Federal Competition Commission filed a revised motion against the resolution granting the definitive suspension. On April 30, 2008, the amparo was granted in favor of Pemex-Refining and declaring unconstitutional the resolution issued by the Federal Competition Commission. The Federal Competition Commission filed a revised motion (No. 246/2008) before the *Décimo Tribunal Colegiado del Primer Circuito* (Tenth Joint Court of the First Circuit) objecting to the *amparo*, but that motion was denied. Federal Competition Commission, Impulsora and Mexicana de Lubricantes filed a revised motion against this resolution. On January 28, 2009 Pemex-Refining filed its pleadings. The revised motion is still pending. The *Primer Tribunal Colegiado en Materia Administrativa en el Distrito Federal* (First Joint Administrative Court) of the Federal District confirmed the judgment in favor of Pemex-Refining.

The result of these proceedings is uncertain since their final resolution will be issued by the appropriate authorities.

15. Business segment information

PEMEX conducts a variety of business activities, including the exploration and production of crude oil and natural gas as well as the processing and distribution of refined and petrochemical products. The principal business segment information, without considering eliminations for consolidation, is as follows:

As of September 30, 2009 and for the nine-month period then ended

	Exploration y Production	Refining	Gas Basic Pettrochemicals	Petrochemicals	Corporative and Subsd. Companies	Intersegment eliminationes	Total
Sales:	580,757,598	385,442,464	125,623,707	41,402,550	527,002,432	-880,873,670	779,355,081
Trade	0	339,318,965	81,374,443	13,266,652	341,356,580		775,316,640
Intersegment	580,757,598	43,590,890	44,249,264	28,135,898	183,303,575	-880,037,225	0
Servicies income	0	2,532,609	0	0	2,342,277	-836,445	4,038,441
Gross income	425,057,554	-10,648,807	7,952,879	-5,718,445	41,480,814	-30,825,942	427,298,052
Operating income (loss)	401,748,711	-42,396,148	-1,077,515	-14,138,647	13,373,981	426,460	357,936,842
Net income (loss)	-10,762,265	-32,901,995	1,386,962	-14,007,174	-23,458,880	50,213,845	-29,529,507
Comprehensive financing cost	-33,922,856	-9,294,841	1,614,719	54,146	19,626,844	0	-21,921,989
Depreciation and amortization	52,160,786	6,703,388	2,656,914	853,094	490,348	0	62,864,530
Labor cost reserve	24,660,907	24,338,077	5,441,396	6,733,329	11,103,957		72,277,666
Taxes and duties	380,109,701	2,473,440	334,098	210,039	6,237,661	0	389,364,939
Total assets	2,116,588,242	420,712,390	135,508,537	75,793,863	2,070,220,592	-3,428,238,167	1,390,585,457
Current assets	1,445,447,623	237,237,714	92,306,840	58,513,318	1,211,145,661	-2,593,315,371	451,335,785
Investment in shares	580,914	157,094	1,572,003	0	43,075,411	-35,130,269	10,255,153
Fixed assets	668,092,232	181,152,933	41,319,130	16,764,296	9,277,157	0	916,605,748
Acquisition of fixed assets							0
Current liabilities	1,132,010,190	238,428,414	32,314,335	13,646,717	1,001,451,705	-2,166,569,579	251,281,782
Reserve for employee benefits	0	0	3,269,863	0	0		3,269,863
Total liabilities	1,857,457,698	469,266,030	86,600,993	65,783,001	2,031,546,956	-3,120,630,230	1,390,024,448
Equity	-259,130,544	48,553,639	-48,907,544	-10,010,862	-38,673,632	307,607,938	-561,005

As of September 30, 2008 and for the nine-month period then ended

	Exploration y Production	Refining	Gas Basic Pettrochemicals	Petrochemicals	Corporate and Subsd. Companies	Intersegment eliminationes	Total
Sales:	939,718,823	416,952,634	213,073,173	64,554,997	800,574,617	-1,369,961,608	1,064,912,636
Trade		369,683,735	129,206,649	20,491,357	541,944,344		1,061,326,085
Intersegment	939,718,823	44,599,299	83,866,524	44,063,640	256,969,004	-1,369,217,292	-2
Servicies income		2,669,600	0	0	1,661,269	-744,316	3,586,553
Gross income	715,101,536	-168,468,061	8,282,790	-6,441,162	33,501,528	-26,343,717	555,632,914
Operating income (loss)	692,655,247	-199,100,127	855,421	-15,902,755	4,490,376	-711,097	482,287,065
Net income (loss)	63,160,554	-63,590,506	2,648,804	-15,205,848	8,148,289	6,450,256	1,611,549
Comprehensive financing cost	-16,268,782	-3,640,789	2,489,134	451,640	13,315,917	926	-3,651,954
Depreciation and amortization	45,829,279	6,344,270	2,276,750	735,930	403,990	0	55,590,219
Labor cost reserve	33,026,338	34,354,030	7,478,735	9,906,274	15,146,040	0	99,911,417
Taxes and duties	614,571,734	3,195,853	1,299,250	181,968	2,527,868	0	621,776,673
Total assets	1,302,888,438	436,160,317	135,397,904	86,725,939	2,624,909,639	-3,289,657,575	1,296,424,662
Current assets	687,156,847	272,856,511	92,725,500	71,126,807	562,786,824	-1,251,163,278	435,489,211
Investment in shares	367,106	157,094	1,223,045	0	746,035,311	-718,216,385	29,566,171
Fixed assets	595,068,011	162,502,337	41,127,827	15,300,322	7,401,057		821,399,554
Acquisition of fixed assets							0
Current liabilities	172,820,412	184,165,109	36,320,732	12,470,681	1,060,657,486	-1,269,703,114	196,731,306
Reserve for employee benefits	167,787,866	165,063,134	39,262,769	46,390,016	64,009,464		482,513,249
Total liabilities	1,005,383,263	396,037,520	87,066,091	59,930,407	2,494,250,737	-2,852,006,350	1,190,661,668
Equity	297,505,176	40,122,797	48,331,813	26,795,532	130,658,906	-437,651,226	105,762,998

16. Services income

Services income is considered in the export sales item in the Income statement, since it is income of the ordinary course of business.

17. Subsequent events

On October 28, 2009, the exchange rate was Ps. 12.9798 per dollar, which represents a 4.1% appreciation in dollar terms as compared to the December 31, 2008 exchange rate which was Ps. 13.5383.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2009**

PETROLEOS MEXICANOS

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
Integrated Trade System, Inc.	Trading services in the international market	8,860	100.00
Kot Insurance Company, AG.	Reinsurance company	7,000,000	100.00
P.M.I. Comercio Internacional, S.A de C.V	International crude oil trader	2,214,241	98.33
P.M.I. Holdings, B.V.	Holding	40	100.00
P.M.I. Holdings Petroleos España, S.L.	Holding	6,200	100.00
P.M.I. Trading, Ltd.	International petroleum products trader	4,900	48.51
P.M.I. Marine Ltd.	Crude oil trader	230,275	100.00
Mex-Gas Internacional, Ltd.	Gas trader	1,000	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2009**

PETROLEOS MEXICANOS

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNER SHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
Deer Park Refining Ltd.	Refining company	1	0	0	6,939,824
Mexicana de Lubricantes, S.A. de C.V.	Lubricants trader	17,879,561	46.85	178,796	157,094
Gasoductos de Chihuahua, S. de R.L. de C.V	Gas transportation	393,049,321	50.00	393,579	2,180,646
Instalaciones Inmobilidarias para Industrias, S.A	Holding	62,167,264	100.00	62,167	1,330,307
Cia. Mexicana de Exploraciones, S.A. de C.V	Onshore and offshore exploration	25,333,847	60.00	8,152	535,964
Pan American Suphur, Ltd.	Sulphur storage and distribution	1,498	99.87	5,271	20,031
Pasco International, Ltd.	Sulphuric acid storage	10,000	100.00	31,007	43,974
Other investments		1	0	0	-99,531
Estimated fluctuations in investments		1	0	0	-853,157
TOTAL INVESTMENT IN ASSOCIATES				678,972	10,255,152
OTHER PERMANENT INVESTMENTS					0
TOTAL					10,255,152

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

NOTES

THE HOLDING PERCENTAGE AMOUNTS THAT ARE SHOWN IN ZERO, ARE DUE TO THE FACT THAT THE SYSTEM AUTOMATICALLY PUTS A ZERO WHERE THERE IS NO DATA INCORPORATED.
NO DATA IS SHOWN IN OTHER INVESTMENTS RELATED TO HOLDING PERCENTAGE, SINCE THEY CORRESPOND TO VARIOUS OTHER INVESTMENTS IN SHARES WITH DIFFERENT PARTICIPATION PERCENTAGES. UNDER THE COLUMN OF NUMBER OF SHARES, NUMBER 1 WAS WRITTEN DOWN ONLY FOR VALIDATING PURPOSES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **03** YEAR: **2009**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS																
FOREIGN TRADE																
BANCO NACIONAL DE C (1) (7)	NOT	26/06/2003	30/06/2018	5.44							134,928	134,928	269,856	269,856	269,856	1,349,280
SECURED																
A/S EXPORTFINANS (1) (7)	YES	15/10/2001	31/03/2014	3.34							68,079	170,755	238,834	189,114	139,393	32,758
ABN AMRO BANK, N.V. (1) (7)	YES	23/12/2002	31/03/2014	4.50							0	239,589	239,589	239,589	239,589	119,794
ABN AMRO BANK, N.V. (1) (8)	YES	02/03/2000	01/04/2011	1.52							122,154	417,558	217,323	0	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	30/12/1998	22/02/2010	7.42							0	253,184	0	0	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	11/05/2001	20/12/2012	1.16							202,392	202,392	404,784	404,784	202,392	0
ABN AMRO BANK, N.V. (1) (8)	YES	03/12/2001	30/06/2010	1.10							37,017	37,017	0	0	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	30/09/2002	16/12/2013	1.22							202,392	202,392	404,784	404,784	250,831	48,439
ABN AMRO BANK, N.V (1) (8)	YES	27/08/2002	27/08/2012	0.79							0	10,212	10,212	10,212	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	03/01/2003	01/10/2012	1.75							12,868	12,868	25,735	25,735	12,868	0
ABN AMRO BANK, N.V. (1) (8)	YES	01/03/2003	01/06/2012	1.24							112,895	112,895	225,789	225,789	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	13/07/2004	16/06/2014	1.22							238,108	238,108	476,216	476,216	476,216	55,559
ABN AMRO BANK, N.V. (1) (8)	YES	03/11/2005	25/06/2015	1.15							238,108	238,108	476,216	476,216	476,216	952,433
ABN AMRO BANK, N.V. (1) (8)	YES	30/11/2006	15/12/2015	1.22							198,424	198,424	396,847	396,847	396,847	992,119
ABN AMRO BANK, N.V. (1) (8)	YES	19/12/2007	26/06/2017	1.15							158,739	158,739	317,478	317,478	317,478	1,269,911
BANCO SANTANDER CEN (1) (8)	YES	10/04/2003	23/06/2011	1.10							8,823	9,715	10,216	0	0	0
BANCO SANTANDER CEN (1) (8)	YES	28/02/2007	16/06/2014	1.22							96,377	96,377	192,754	192,754	192,754	192,755
BNP PARIBAS (1) (8)	YES	16/05/2003	17/03/2014	0.68							0	539,712	539,712	539,712	539,712	269,856
BNP PARIBAS (1) (8)	YES	07/03/2005	05/06/2014	1.21							317,478	317,478	634,955	634,955	634,955	634,955
BNP PARIBAS (1) (8)	YES	03/11/2005	26/01/2015	0.95							0	634,955	634,955	634,955	634,955	952,433
BNP PARIBAS (1) (8)	YES	30/11/2006	25/06/2015	1.15							277,793	277,793	555,586	555,586	555,586	1,111,173
BNP PARIBAS (1) (8)	YES	30/06/2008	20/06/2017	1.16							317,478	317,478	634,955	634,955	634,955	2,539,821
BNP PARIBAS (1) (8)	YES	14/08/2008	20/06/2017	1.16							158,739	158,739	317,478	317,478	317,478	1,269,912
CALYON NEW YORK BRA (1) (8)	YES	30/11/2006	27/02/2017	0.80							0	44,622	44,622	44,622	44,622	156,179
DEUTSCHE BANK, S.A. (1) (8)	YES	08/11/2002	16/12/2013	1.09							12,964	16,008	25,928	25,928	25,928	12,964
DRESDNER BANK AG (1) (8)	YES	01/03/2003	01/06/2012	1.24							161,364	161,364	322,728	299,972	0	0
EXIM BANK OF KOREA (1)(7)	YES	01/03/2003	01/06/2012	6.64							134,928	134,928	269,856	269,856	0	0
EXIM BANK OF KOREA (1)(7)	YES	07/12/2005	13/02/2017	4.77							0	114,325	114,325	114,325	114,325	400,139
EXPORT DEVELOPMENT (1) (8)	YES	09/02/1999	15/04/2013	1.68							13,356	11,941	18,695	3,772	3,708	0
EXPORT DEVELOPMENT (1) (8)	YES	22/12/1999	15/12/2010	1.22							134,928	134,928	134,928	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	04/07/2003	30/06/2015	0.98							67,464	202,392	269,856	269,856	269,856	337,320
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81							0	101,196	202,392	202,392	202,392	1,315,548

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2009**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81							0	4,356	8,711	8,711	8,711	56,624
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81							0	404,784	404,784	404,784	404,784	2,428,704
HSBC BANK PLC (1) (8)	YES	22/12/1999	15/12/2010	1.22							108,711	108,711	108,711	0	0	0
HSBC BANK PLC (1) (8)	YES	25/06/2001	20/06/2013	1.16							87,703	87,703	175,406	175,406	175,406	0
HSBC BANK PLC (1) (8)	YES	14/03/2003	10/12/2013	1.28							134,928	134,928	269,856	269,856	207,654	72,726
HSBC BANK PLC (1) (8)	YES	03/07/2003	20/03/2014	1.86							0	64,304	64,304	64,304	64,304	32,152
HSBC BANK PLC (1) (8)	YES	10/08/2004	16/12/2013	1.22							158,739	158,739	317,478	317,478	317,478	67,464
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/06/2017	5.45							9,237	13,820	23,058	23,058	23,058	61,960
HSBC BANK PLC (1) (7)	YES	08/05/2008	30/03/2017	3.48							0	162,976	162,976	162,976	162,976	570,417
HSBC BANK PLC (1) (8)	YES	19/10/1998	17/04/2014	1.65							12,918	12,918	25,837	25,837	25,837	25,837
HSBC BANK PLC (1) (8)	YES	03/04/2007	04/11/2015	1.12							40,719	40,719	81,439	81,439	81,439	148,353
HSBC BANK PLC (1) (8)	YES	09/12/2005	06/11/2013	1.55							24,110	24,110	48,220	48,220	48,220	24,110
HSBC BANK PLC (1) (8)	YES	14/05/2003	06/10/2014	1.63							71,564	71,564	143,129	143,129	137,051	143,518
HSBC BANK PLC (1) (8)	YES	23/11/2004	11/01/2013	1.02							0	70,880	70,880	70,880	35,440	0
HSBC BANK PLC (1) (8)	YES	05/06/2006	12/07/2011	0.99							0	35,595	35,595	0	0	0
HSBC BANK PLC (1) (8)	YES	20/09/2004	16/02/2014	0.87							0	45,806	45,806	45,806	45,806	22,903
HSBC BANK PLC (1) (8)	YES	19/08/2005	16/09/2014	0.68							0	38,268	38,268	38,268	38,268	38,268
HSBC BANK PLC (1) (8)	YES	25/08/2004	20/11/2013	1.30							6,507	7,630	14,137	14,137	14,137	2,351
HSBC BANK PLC (1) (8)	YES	07/11/2006	22/07/2015	0.96							0	51,145	51,145	51,145	51,145	19,703
HSBC BANK PLC (1) (8)	YES	04/04/2006	24/11/2014	1.17							13,099	13,099	26,198	26,198	26,198	39,297
HSBC BANK PLC (1) (8)	YES	18/02/2005	28/10/2013	1.62							4,432	4,432	8,865	8,865	8,865	4,432
HSBC BANK PLC (1) (8)	YES	05/04/2006	29/12/2014	1.11							11,312	11,312	22,623	22,623	22,623	33,935
HSBC BANK PLC (1) (8)	YES	07/06/2006	29/11/2013	1.27							23,569	23,569	47,137	47,137	47,137	23,569
HSBC BANK PLC (1) (8)	YES	29/06/2005	30/04/2013	1.58							19,812	19,812	39,623	39,623	39,623	0
HSBC BANK PLC (1) (8)	YES	18/01/2007	30/01/2015	1.63							0	13,505	13,505	13,505	13,505	20,257
HSBC BANK PLC (1) (8)	YES	22/12/2008	30/06/2015	1.12							0	170,265	170,265	170,265	170,265	340,530
HSBC BANK PLC (1) (8)	YES	14/11/2005	30/06/2017	1.10							40,262	40,262	80,525	80,525	80,525	322,100
HSBC BANK PLC (1) (8)	YES	24/06/2005	30/05/2014	1.27							1,338	1,338	2,677	2,677	2,677	2,677
HSBC BANK PLC (1) (8)	YES	23/09/2005	30/05/2014	1.27							5,744	5,744	11,488	11,488	11,488	11,488
HSBC BANK PLC (1) (8)	YES	22/01/2007	30/11/2015	1.27							2,346	2,346	4,692	4,692	4,692	11,730
HSBC BANK PLC (1) (8)	YES	30/11/2004	31/07/2013	1.63							0	61,611	61,611	61,611	61,611	0
HSBC BANK PLC (1) (8)	YES	02/04/2007	31/07/2015	1.63							0	95,710	95,710	95,710	95,710	191,421
HSBC INVESTMENT BAN (1) (7)	YES	26/11/1999	26/09/2011	5.70							4,670	65,825	70,495	0	0	0
ING CAPITAL LLC (1) (8)	YES	30/11/2006	15/06/2016	1.22							119,054	119,054	238,108	238,108	238,108	714,326
ING CAPITAL LLC (1) (8)	YES	13/06/2008	20/06/2017	1.16							79,369	79,369	158,739	158,739	158,739	634,955

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2009**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
J.P. MORGAN (1) (8)	YES	03/02/2000	06/03/2012	0.71							0	83,458	70,959	29,230	0	0
J.P. MORGAN CHASE B (1) (8)	YES	22/06/2009	20/12/2019	0.39							0	134,928	269,856	269,856	269,856	1,754,064
J.P. MORGAN CHASE B (1) (8)	YES	22/06/2009	20/12/2019	0.59							0	67,464	134,928	134,928	134,928	877,032
J.P. MORGAN CHASE B (1) (8)	YES	10/09/2008	20/06/2017	1.16							119,054	119,054	238,108	238,108	238,108	952,434
JAPAN BANK FOR INTE (1) (7)	YES	30/09/2005	29/06/2015	4.36							0	0	31,358	65,115	65,115	100,072
JAPAN BANK FOR INTE (3) (7)	YES	10/03/2004	08/03/2017	1.53							0	879,132	879,132	879,132	879,132	3,076,946
KREDITANSTALT FUR W (1) (8)	YES	13/09/1999	31/03/2011	0.69							0	33,405	17,194	0	0	0
KREDITANSTALT FUR W (1) (8)	YES	26/09/2001	31/12/2012	1.18							105,640	133,809	213,523	192,905	85,023	0
MEDIOCREDITO CENTRA (1) (8)	YES	09/10/2001	30/04/2012	1.63							31,928	31,928	63,855	63,855	0	0
MIZUHO CORPORATE BA (1) (8)	YES	14/12/2006	13/12/2018	1.22							0	0	505,980	1,011,960	1,011,960	5,565,780
MIZUHO CORPORATE BA (3) (7)	YES	16/10/1998	20/05/2010	1.98							1,051,590	1,051,572	0	0	0	0
NACIONAL FINANCIERA (3) (7)	NOT	07/11/1990	20/11/2015	2.91							242,664	242,664	485,329	485,329	485,329	1,213,271
NATEXIS BANQUE (2) (7)	YES	22/02/1984	30/06/2016	2.00							522	522	1,044	1,044	1,044	1,145
SOCIETE GENERALE (1) (7)	YES	03/02/2006	13/02/2017	4.77							0	283,234	283,234	283,234	283,234	991,318
SOCIETE GENERALE (1) (8)	YES	31/07/2006	31/07/2012	0.93							0	40,434	40,434	30,080	0	0
SOCIETE GENERALE (1) (8)	YES	31/03/1989	01/08/2011	0.93							0	292,384	151,184	0	0	0
SOCIETE GENERALE (1) (8)	YES	03/02/2006	16/02/2017	0.89							0	185,874	185,874	185,874	185,874	650,558
SOCIETE GENERALE PA (1) (8)	YES	30/11/2005	16/02/2017	0.89							0	97,101	97,101	97,101	97,101	339,853
STANDARD CHARTERED (1) (8)	YES	10/02/2003	20/12/2013	1.16							134,928	134,928	269,856	269,856	210,690	75,763
STANDARD CHARTERED (1) (8)	YES	06/07/2004	27/01/2014	0.95							0	317,478	317,478	317,478	317,478	158,739
STANDARD CHARTERED (1) (8)	YES	06/10/2005	20/01/2015	0.99							0	476,216	476,216	476,216	476,216	714,325
STANDARD CHARTERED (1) (8)	YES	30/11/2006	25/09/2015	0.66							0	476,216	476,216	476,216	476,216	952,433
THE BANK OF TOKYO, (1) (8)	YES	14/03/2003	14/03/2013	0.68							0	599,680	599,680	599,680	299,840	0
THE BANK OF TOKYO, (1) (8)	YES	10/12/2004	10/12/2014	1.28							134,928	134,928	269,856	269,856	877,032	1,416,745
THE BANK OF TOKYO, (1) (8)	YES	30/09/2005	29/06/2011	1.10							32,558	32,558	33,757	0	0	0
TORONTO DOMINION BA (1) (8)	YES	06/10/2003	20/10/2009	1.64							22,633	0	0	0	0	0
INT DEV NO PAG	NOT		31/12/2009	0.00							425,609	0	0	0	0	0
COMMERCIAL BANKS																
BANCO INBURSA, S.A. (6) (11)	NOT APPLIED	18/06/2009	16/06/2011	4.92	0	0	6,750,000	0	0	0						
BANCO JPMORGAN, SA, (6) (7)	NOT APPLIED	28/10/2004	05/11/2012	11.00	0	0	1,000,000	2,000,000	1,000,000	0						
BANCO NACIONAL DE M (6) (11)	NOT APPLIED	23/07/2009	31/01/2011	4.91	0	0	6,700,000	0	0	0						
BANCO NACIONAL DE M (6) (11)	NOT APPLIED	29/09/2009	30/12/2009	5.03	3,750,000	0	0	0	0	0						
BANCO SANTANDER MEX (6) (11)	NOT APPLIED	19/11/2004	23/11/2012	4.92	0	0	1,200,000	1,200,000	600,000	0						
BANCO SANTANDER, S. (6) (11)	NOT APPLIED	11/03/2009	25/03/2010	4.92	0	2,500,000	0	0	0	0						
BBVA BANCOMER, S.A. (6) (11)	NOT APPLIED	16/12/2004	20/12/2012	10.55	0	0	1,600,000	1,600,000	800,000	0						

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2009**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
COMMERCIAL BANKS																
NACIONAL FINANCIERA (6) (11)	NOT APPLIED	11/08/2009	15/07/2014	4.93	0	0	1,000,000	1,333,333	1,333,333	1,333,333						
BANCO BILBAO VIZCAY (3) (8)	YES	28/05/2008	02/06/2014	0.52							0	0	3,154,651	0	0	3,154,651
BANCO SANTANDER MEX (1) (8)	NOT	17/09/2003	19/09/2013	1.88							0	134,928	134,928	134,928	134,928	0
CALYON NEW YORK BRA (1) (8)	YES	07/09/2007	08/10/2009	0.25							13,357,872	0	0	0	0	0
CALYON NEW YORK BRA (1) (8)	YES	14/09/2007	14/09/2012	0.25							0	10,119,600	0	10,119,600	0	0
CITIBANK N.A. (1) (8)	YES	12/05/2006	20/05/2013	0.25							0	0	20,239,200	18,552,600	18,552,600	0
NACIONAL FINANCIERA (3) (7)	NOT	10/06/2004	15/12/2009	4.20							181,099	0	0	0	0	0
CALYON PMI TRADING (1) (8)	YES	21/12/2006	21/12/2009	0.00							1,160,381	0	0	0	0	0
BBVA NYB PMI TRADING (3) (8)	YES	15/01/2008	14/01/2010	0.00							0	1,606,729	0	0	0	0
OTHER																
INT DEV NO PAG	NOT APPLIED		31/12/2009	0.00	172,729	0	0	0	0	0						
INT DEV NO PAG	NOT		31/12/2009	0.00							126,259	0	0	0	0	0
CONPROCA (1) (7)	NOT	26/11/1997	15/06/2010	8.40							1,506,153	1,569,411	0	0	0	0
BERGESEN WORLDWIDE (1) (7)	YES	23/07/2007	23/08/2022	0.00							113,639	227,280	340,918	340,918	340,918	3,300,599
COPF's (1) (8)	YES	01/02/2005	31/10/2012	3.25							2,320,451	2,307,440	2,624,075	1,227,213	207,548	0
F TAPIAS MEXICO, SA (1)(7)	NOT	23/10/2008	11/10/2018	8.00							38,171	114,514	72,811	78,782	85,242	631,719
F TAPIAS MEXICO, SA (1)(7)	NOT	14/11/2008	02/11/2018	8.00							33,285	99,860	63,494	68,700	74,334	550,879
BLUE MARINE SHIPPING (1) (7)	YES	13/08/2008	13/08/2018	7.96							38,571	115,714	71,916	77,845	84,261	673,213
BLUE MARINE SHIPPING (1) (7)	YES	02/09/2008	13/08/2018	7.96							38,571	115,714	71,916	77,845	84,261	673,212
TOTAL BANKS					3,922,729	2,500,000	18,250,000	6,133,333	3,733,333	1,333,333	25,624,445	30,427,486	44,655,666	48,160,422	35,734,660	47,903,906

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **03** YEAR: **2009**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
SCOTIA INVERLAT (6) (11)	NOT APPLIED	03/04/2009	30/03/2012	4.92	0	0	0	12,500,000	0	0						
SCOTIA INVERLAT (6) (11)	NOT APPLIED	16/06/2006	05/06/2014	4.93	0	0	0	0	0	10,000,000						
SCOTIA INVERLAT (6) (12)	NOT APPLIED	24/10/2003	08/10/2009	6.14	13,500,000	0	0	0	0	0						
SCOTIA INVERLAT (6) (12)	NOT APPLIED	11/02/2005	31/01/2013	7.07	0	0	0	0	12,487,400	0						
SCOTIA INVERLAT (6) (12)	NOT APPLIED	11/02/2005	04/02/2010	5.42	0	12,512,600	0	0	0	0						
SCOTIA INVERLAT (6) (12)	NOT APPLIED	21/10/2005	13/10/2011	4.59	0	0	0	5,500,000	0	0						
SCOTIA INVERLAT (6) (13)	NOT APPLIED	23/12/2004	05/12/2019	0.00	0	0	0	0	0	13,347,538						
SCOTIA INVERLAT (6) (7)	NOT APPLIED	03/04/2009	28/03/2016	9.15	0	0	0	0	0	7,500,000						
SCOTIA INVERLAT (6) (7)	NOT APPLIED	24/10/2003	14/10/2010	8.38	0	0	6,172,000	0	0	0						
SCOTIA INVERLAT (6) (7)	NOT APPLIED	29/07/2005	16/07/2015	9.91	0	0	0	0	0	9,500,000						
INT DEV NO PAG	NOT APPLIED		31/12/2009	0.00	1,533,725	0	0	0	0	0						
DEUTSCHE BANK (1) (7)	YES	14/05/1999	15/09/2027	9.50							0	0	0	0	0	1,058,888
DEUTSCHE BANK (1) (7)	YES	14/11/2001	15/11/2011	8.00							0	0	0	2,533,138	0	0
DEUTSCHE BANK (1) (7)	YES	14/11/2001	01/02/2022	8.63							0	0	0	0	0	2,162,154
DEUTSCHE BANK (1) (7)	YES	04/06/2008	15/06/2038	6.63							0	0	0	0	0	6,746,400
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/06/2035	6.63							0	0	0	0	0	23,612,400
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/12/2015	5.75							0	0	0	0	0	3,169,661
DEUTSCHE BANK (1) (7)	YES	12/12/2002	15/12/2014	7.38							0	0	0	0	0	4,926,694
DEUTSCHE BANK (1) (7)	YES	04/10/2000	13/10/2010	9.13							0	0	7,482,284	0	0	0
DEUTSCHE BANK (1) (7)	YES	22/10/2007	01/03/2018	5.75							123,216	0	0	0	0	33,608,784
DEUTSCHE BANK (1) (7)	YES	28/09/2004	28/09/2014	7.75							0	0	0	0	0	23,482,896
DEUTSCHE BANK (1) (7)	YES	10/09/2009	16/03/2015	4.88							0	0	0	0	0	20,239,200
DEUTSCHE BANK (1) (7)	YES	03/02/2009	03/05/2019	8.00							0	0	0	0	0	26,985,600
DEUTSCHE BANK (1) (7)	YES	30/12/2004	01/12/2023	8.63							0	0	0	0	0	1,641,507
DEUTSCHE BANK (1) (7)	YES	30/12/2004	15/09/2027	9.50							0	0	0	0	0	2,146,516
DEUTSCHE BANK (1) (7)	YES	30/12/2004	30/03/2018	9.25							0	0	0	0	0	1,447,386
DEUTSCHE BANK (1) (7)	YES	30/12/2004	15/09/2027	9.50							0	0	0	0	0	900,051
DEUTSCHE BANK (1) (7)	YES	18/09/1997	15/09/2027	9.50							0	0	0	0	0	320,454
DEUTSCHE BANK (1) (7)	YES	01/03/1993	01/12/2023	8.63							0	0	0	0	0	126,090
DEUTSCHE BANK (1) (8)	YES	01/12/2005	03/12/2012	0.33							0	0	0	0	9,271,456	0
DEUTSCHE BANK (2) (7)	YES	04/08/2009	06/11/2017	5.78							0	0	0	0	0	3,945,024

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **03** YEAR: **2009**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

CONSOLIDATED

(Thousand Pesos)

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
DEUTSCHE BANK (2) (7)	YES	22/02/2005	24/02/2025	5.50							0	0	0	0	0	19,725,120
DEUTSCHE BANK (3) (7)	YES	05/12/2002	05/12/2023	3.50							0	0	0	0	0	4,517,400
DEUTSCHE BANK (5) (7)	YES	02/06/2009	02/06/2022	8.25							0	0	0	0	0	7,555,023
DEUTSCHE BANK (5) (7)	YES	11/01/2003	18/12/2013	7.50							0	0	0	0	0	5,396,445
DEUTSCHE BANK (5) (7)	YES	07/11/2003	18/12/2013	7.50							0	0	0	0	0	3,237,867
J.P. MORGAN (1) (7)	YES	01/04/1998	30/03/2018	9.25							0	0	0	0	0	129,167
J.P. MORGAN (1) (8)	YES	15/10/2003	15/10/2009	0.51							6,206,688	0	0	0	0	0
J.P. MORGAN (1) (8)	YES	15/06/2004	15/06/2010	0.30							0	18,842,628	0	0	0	0
J.P. MORGAN (2) (7)	YES	04/04/2003	06/04/2010	6.63							0	14,793,840	0	0	0	0
J.P. MORGAN (2) (7)	YES	05/08/2003	05/08/2013	6.25							0	0	0	0	9,862,560	0
J.P. MORGAN (2) (7)	YES	05/08/2004	05/08/2016	6.38							0	0	0	0	0	16,766,352
PEMEX FINANCE (1) (7)	YES	15/02/1999	15/11/2018	9.47							719,612	2,158,835	1,371,767	0	303,587	5,655,732
PEMEX FINANCE (1) (8)	YES	15/02/1999	07/04/2014	1.66							0	0	112,440	449,759	449,759	1,551,676
INT DEV NO PAG	NOT		31/12/2009	0.00							4,923,241	0	0	0	0	0
SECURED																
SUMITOMO MITSUI (3) (8)	YES	19/09/2008	29/09/2020	0.78							0	0	0	0	0	9,637,120
INT DEV NO PAG	NOT		31/12/2009	0.00							409	0	0	0	0	0
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL BANKS					15,033,725	12,512,600	6,172,000	18,000,000	12,487,400	40,347,538	11,973,166	35,795,303	8,966,491	2,982,897	19,887,362	230,691,807

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **03** YEAR: **2009**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF AGREEMENT	AMORTIZATION DATE		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
SUPPLIERS																
Otros Proveedores	NOT APPLIED				45,901,228	0	0	0	0	0						
TOTAL SUPPLIERS					45,901,228	0	0	0	0	0	0	0	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
	NOT APPLIED NOT				0	0	0	0	0	0	0	0	0	0	0	0
TOTAL					0	0	0	0	0	0	0.	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
Otros Pasivos	NOT APPLIED				31,420,900	0					0	0				
TOTAL					31,420,900	0	0	0	0	0	0	0	0	0	0	0
TOTAL					96,278,582	15,012,600	24,422,000	24,133,333	16,220,733	41,680,871	37,597,611	66,222,789	53,622,157	51,143,319	55,622,022	278,595,513

CURRENCIES	ACCOUNTING EXCHANGE RATES	
(1) DOLLARS	USD	13.17220
(2) JAPANESE YEN	JPY	0.13660
(3) EUROS	EUR	18.47796
(5) STERLING POUND	GBP	21.68935
(6) PESOS		

RATE TYPE
(7) FIXED RATE
(8) LIBOR RATE
(9) FLOATING RATE

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2009**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF AGREEMENT	AMORTIZATION DATE		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR

(10) DISCOUNT RATE
(11) TIIE RATE
(12) CETES
(13) (7) ZERO COUPON (FIXED)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2009**

PETROLEOS MEXICANOS

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousand Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	DOLLARS	PESOS	DOLLARS	PESOS	
MONETARY ASSETS	**21,876,535**	**295,175,717**	**19,356**	**261,169**	**295,436,886**
LIABILITIES POSITION	**39,158,144**	**528,353,014**	**8,531,978**	**115,120,262**	**643,473,276**
SHORT-TERM LIABILITIES POSITION	11,175,091	150,783,270	1,459,440	19,691,925	170,475,195
LONG-TERM LIABILITIES POSITION	27,983,053	377,569,744	7,072,538	95,428,337	472,998,081
NET BALANCE	**-17,281,609**	**-233,177,297**	**-8,512,622**	**-114,859,093**	**-348,036,390**

NOTES

FOREIGN CURRENCY		EXCHANGE RATES
AMERICAN DOLLARS	USD	13.4928
JAPANESE YENS	JPY	0.15058
STERLING POUNDS	GBP	21.58578
EUROS	EUR	19.72512
SWEDISH CROWN		1.93554
CANADIAN DOLLAR		12.58069

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousand Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	0	0	0	0	0
FEBRUARY	0	0	0	0	0
MARCH	0	0	0	0	0
APRIL	0	0	0	0	0
MAY	0	0	0	0	0
JUNE	0	0	0	0	0
JULY	0	0	0	0	0
AUGUST	0	0	0	0	0
SEPTEMBE	0	0	0	0	0
RESTATEMENT					0
CAPITALIZATION					0
FOREIGN CORP.					0
OTHERS					0
TOTAL					0

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	0

NOTES

DUE TO THE APPLICATION OF BULLETIN NIF B-10, WHICH HAS BEEN ENFORCED AS OF JANUARY 2008, THE ANNEX OF RESULT FROM MONETARY POSITION IS SUBMITTED IN ZEROS.

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NOT APPLICABLE SINCE THERE ARE NO FINANCIAL LIMITATIONS DERIVED FROM THE ISSUANCE OF PUBLICLY TRADED NOTES UNDER THE CORRESPONDING PROGRAM.

ACTUAL SITUATION OF FINANCIAL LIMITED

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PEP		0	0
Crude oil production (Tbd)		2,659	98.10
Gas production (MMcfpd)		7,157	98.30
REFINING		0	0.00
Atmospheric destillation capacity (Tbd)		1,540	84.30
Cadereyta		275	80.20
Madero		190	81.40
Minatitlán		185	90.20
Salamanca		245	79.50
Salina Cruz		330	81.50
Tula		315	92.70
Storage and distribution Center (Tb)		13,056	100.00
GAS AND BASIC PETROCHEMICALS		0	0.00
Gas sweetening (MMcfpd)		4,503	74.90
Cactus		1,960	87.50
Nuevo Pemex		880	73.70
Cuidad Pemex		1,290	65.90
Matapionche		109	45.00
Poza Rica		230	37.80
Arenque		34	68.00
PETROCHEMICALS		0	0
Production capacity (Tt)**		11,568	84.00
Cangrejera		7,017	93.00
Cosoleacaque		1,642	87.00
Escolín*		41	0
Independencia		166	5.00
Morelos		1,625	80.00
Pajaritos		1,028	45.00
Tula*		49	0
Petrochemical products distribution center (Tt)		218,410	80.00

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)

NOTES

TBD - THOUSAND BARRELS PER DAY
MMCFPD - MILLION CUBIC FEET PER DAY
TB - THOUSAND BARRELS
Tt - THOUSAND TONS

* THESE PLANTS WILL BE OUT OF OPERATION DURING 2009, IN ACCORDANCE TO THE QUARTERLY OPERATING PROGRAM (POT IV).

** PRODUCTION PROGRAM FOR THE PERIOD.

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	DOM. SUBST.	COST PRODUCTION (%)
CONDENSATES	PEMEX EXPLORACION Y PRODUCCION			8.00
SOUR WET GAS	PEMEX EXPLORACION Y PRODUCCION			73.00
CRUDE OIL	PEMEX EXPLORACION Y PRODUCCION			74.00
SWEET WET GAS	PEMEX EXPLORACION Y PRODUCCION			11.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2009**

PETROLEOS MEXICANOS

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

NET SALES/TOTAL SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
Petroleum products	0	0	0		
Fuel oil	207	37,606,503	100.00		CFE
Diesel	357	88,365,379	100.00	Pemex Diesel	Distributors
L.P. Gas	274	36,208,266	0.00		Distributors
Magna Gasoline	719	169,310,055	100.00	Pemex Magna	Distributors
Premium Gasoline	65	18,564,652	100.00	Pemex Premium	Distributors
Jet fuel	55	13,064,679	100.00		ASA
Other refined products	77	10,801,817	100.00		Distributors
PETROCHEMICAL PRODUCTS	0	0	0.00		
Methane Derivatives (A)	918	2,616,653	57.00		(F)
Ethane Derivatives (B)	768	8,151,854	27.00		(G)
Aromatics & Derivatives (C)	198	2,085,101	81.00		(H)
Propylene & Derivatives (D)	15	2,130,926	0.00		(I) (L)
Other petrochemical products (E)	1,102	1,210,403	0.00		(J) (L)
Dry gas	3,077	43,843,773	0.00		(K)
FOREIGN SALES					
Crude oil (Tbd)	1,217	238,907,955	0	(M)	(N)
Refined Products (Tbd)	250	42,272,562	0		(L)
Petrochemicals products (Tt)	578	1,345,252	0		(L)
Marginal effect from Subsidiary Companies' sales	0	58,830,811	0		
Services Income	0	4,038,440	0		
TOTAL		779,355,081			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2009**

PETROLEOS MEXICANOS

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
Crude oil (Tbd)	1,217	238,907,955		(M)	(N)
Refined Products (Tbd)	250	42,272,562			(L)
Petrochemical Products (Tt)	578	1,345,252			(L)
Marginal effect from Subsidiary Companies' sales	0	58,830,811			
Services income	0	4,038,440			
FOREIGN SUBSIDIARIES					
TOTAL		345,395,020			

NOTES

TBD - THOUSAND BARRELS PER DAY

TT - THOUSAND TONS

NOTE: TO CALCULATE PARTICIPATING % IN THE PETROCHEMICAL PRODUCTS MARKET, THE PERIOD JANUARY - AUGUST 2009 WAS TAKEN.

(A) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF AMMONIA AND METHANOL TO THE DOMESTIC MARKET.

(B) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ETHYLENE, GLYCOLS, HDPE, LDPE, LDPL, ETHYLENE OXIDE, VINYL CHLORIDE TO THE DOMESTIC MARKET.

(C) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF BENZENE, STYRENE, TOLUENE, XYLENES, PARAXYLENE AND ORTHOXYLENE (PARAXYLENE AND ORTHOXYLENE); PLANTS OUT OF ORDER FOR INDEFINITE PERIOD OF TIME.

(D) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF THE FOLLOWING PRODUCTS TO THE DOMESTIC MARKET: ACRYLONITRILE.

(E) SINCE A GROUP OF PRODUCTS IS CONSIDERED HERE, PARTICIPATING PERCENTAGE IN THE MARKET IS NOT CALCULATED.

(F) AGROGEN, S.A. DE C.V.; UNIVEX, S.A.; INTEGRADORA APRODIFER, S.A. DE C.V.; PRAXAIR MÉXICO S.A. DE C.V.; MASAGRO S.A. DE C.V.

(G) POLIOLES, S.A. DE C.V.; DISTRIBUIDORA DON RAMIS, S.A. DE C.V.; MEXICHEM RESINAS VINILICAS, S.A. DE C.V.; INDUSTRIAS DERIVADAS DEL ETILENO, S.A.; POLIMERO Y MATERIAS PRIMAS INTERNACIONALES, S.A. DE C.V.

(H) RESIRENE, S.A. DE C.V.; NEGOCIACIÓN ALVI, S.A. DE C.V.; COMERCIAL MEXICANA DE PINTURAS, S.A. DE C.V.; QUIMICOMPUESTOS, S.A. DE C.V.; DISTRIBUIDORA QUIMICA MEXICANA, S.A. DE C.V.

(I) DOW INTERNACIONAL MEXICANA, S.A. DE C.V.

(J) INDUSTRIA QUÍMICA DEL ISTMO, S.A. DE C.V.; CRYOINFRA, S.A. DE C.V.; PRODUCTOS QUIMICOS LA ANITA, S.A. DE C.V.; PRAXAIR MÉXICO, S.A. DE C.V.

(K) CFE, IPP'S DISTRIBUIDORES, INDUSTRIALES (ISPAT), L Y F DEL CENTRO.

(L) PEMEX'S PARTICIPATION IN THESE PRODUCTS IS MARGINAL.

(M) 84% OF TOTAL CRUDE OIL EXPORTS WERE MADE TO THE UNITED STATES, WHILE THE REMAINING 16.0% WAS DISTRIBUTED TO EUROPE 10.3%, TO THE REST OF THE AMERICAN CONTINENT 4.0% AND TO THE FAR EAST 1.7%.

(N) IT IS ESTIMATED THAT PEMEX'S PARTICIPATION IN THE INTERNATIONAL CRUDE OIL MARKET DURING THE THIRD QUARTER OF 2009 WAS 3.57%.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

VOLUMES ARE GIVEN IN THOUSAND BARRELS PER DAY, EXCEPT FOR PETROCHEMICAL PRODUCTS AND VIRGIN STOCK, WHICH ARE GIVEN IN THOUSAND TONS AND DRY GAS, WHICH IS GIVEN IN MILLION CUBIC FEET PER DAY.

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

NON APPLICABLE.

INFORMATION RELATED TO BULLETIN B-15 (FOREIGN CURRENCY TRANSLATION)

AS OF JANUARY 1° OF 2008, TRANSLATION INTO MEXICAN CURRENCY OF THE AMOUNTS THAT ARE REPORTED BY THE COMPANIES IN FOREIGN CURRENCY IN THE FINANCIAL STATEMENTS IS DONE IN ACCORDANCE WITH THE PROVISIONS OF NIF B-15 OF "TRANSLATION OF FOREIGN CURRENCIES", AS FOLLOWS:

A) MONETARY ASSETS AND LIABILITIES: AT THE CLOSING EXCHANGE RATE .

B) NON-MONETARY ASSETS AND LIABILITIES AND EQUITY: AT THE HISTORICAL EXCHANGE RATE.

C) NON-MONETARY ITEMS RECOGNIZED AT THEIR FAIR VALUE, THE HISTORICAL EXCHANGE RATE WILL BE USED REFERED TO THE DATE IN WHICH SUCH FAIR VALUE WAS DETERMINED.

D) INCOME, COSTS AND EXPENSES ARE TRANSLATED AT THE WEIGHTED AVERAGE EXCHANGE RATE.

E) DIFFERENCE IN CHANGES ORIGINATED IN THE TRANSLATION, IS RECOGNIZED AS INCOME OR EXPENSE IN THE STATEMENTS OF OPERATIONS IN THE PERIOD IN WHICH THEY ARE ORIGINATED.

IN THOSE CASES IN WHICH THE FUNCTIONAL CURRENCY OF THE SUBSIDIARY COMPANIES IS DIFFERENT TO THE CURRENCY IN WHICH PETRÓLEOS MEXICANOS IS REPORTING, TRANSLATION IS MADE AS FOLLOWS:

A) ASSETS AND LIABILITIES ARE TRANSLATED AT THE CLOSING EXCHANGE RATE AND EQUITY IS TRANSLATED AT THE HISTORICAL EXCHANGE RATE.

B) INCOME, COSTS AND EXPENSES ARE TRANSLATED AT THE WEIGHTED AVERAGE EXCHANGE RATE.

C) EFFECT FROM TRANSLATION IS RECOGNIZED AS PART OF AN ITEM OF COMPREHENSIVE FINANCIAL INCOME OR LOSS WITHIN EQUITY.

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
NA	0	0	0	0	0	0	0	281,927,388
TOTAL			0	0	0	0	0	281,927,388

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 0

NOTES

PEMEX HAS CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT AND NOT CAPITAL STOCK REPRESENTED BY SHARES.
IN THOUSAND PESOS.

DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management

PEMEX faces market risks caused by the volatility of prices of hydrocarbons, exchange rates and interest rates.

In order to monitor and manage these risks PEMEX has developed regulations regarding market risk management and has created institutional expert groups to establish hedging strategies, exposure limits and guidelines for the use of derivative financial instruments (DFI).

Petróleos Mexicanos and the subsidiary entities have a Risk Management Committee (CIDAR) which consists of representatives of Petróleos Mexicanos, the subsidiary entities, Banco de México, the SHCP and PMI. Some functions of the CIDAR are authorizing market risks management strategies and establishing limits and methodologies to estimate these risks. This regulatory framework is complemented by policies and guidelines applicable to Petróleos Mexicanos and the subsidiary entities through which an integrated scheme for market risk management is promoted, the use of DFI is regulated, and guidelines for the development of hedging strategies and for the estimation of risk limits are formulated.

On the other hand, PMI Group has implemented a regulatory framework for risk management based on their "General Guidelines for Risk Management", procedures and instructions to ensure accomplishment of the essential risk controls, according to the industry best practices such as a periodical portfolio risk report for risk takers and Management. PMI Group has also an internal audit unit and a Risk Management Subcommittee.

Risk management regulations in PEMEX establish that DFI should be used for the purpose of hedging. In other case, the use of DFI must be approved by the institutional expert groups described above.

Hydrocarbon Prices Risk

Petróleos Mexicanos and the subsidiary entities periodically evaluate their exposure to international hydrocarbon prices and use DFI as a mitigation mechanism when potential sources of risk arise.

Since 2003 PEMEX has been obligated to trade liquefied petroleum gas (LPG) under a price scheme imposed by the Mexican Government. This scheme fixes de sale price of LPG through the whole country and generates a risk exposure in the geographic areas where PEMEX sells imported LPG. During 2009, PEMEX has been mitigating the market risk generated by the exposure mentioned, implementing a hedging strategy consisting of propane swaps. Propane is the primary component of LPG.

PMI Trading periodically trades operations with DFI to mitigate risk generated in the purchase and sale contractual conditions of refined products and liquid-gas, and thereby the volatility of its income is reduced. PMI Trading policies establish a top limit for capital at risk, which is compared on a daily basis with the value-at-risk portfolio in order to execute risk mitigation mechanisms if necessary.

Foreign Exchange Rate Risk

Most of PEMEX debt is denominated in American dollars and Mexican pesos. Indebtedness of PEMEX in other currencies generates foreign exchange rate (FX) exposure that may increase the costs of financing.

Therefore, PEMEX regularly contracts cross currency swaps to mitigate the exposure originated by the volatility of non-dollar-and-peso currencies. The underlying currencies of the swaps traded are euro, Japanese yen and pound sterling against the US dollar, and Mexican peso against Mexican units of investment (UDIs). Due to the long-term of some debt instruments, the cross currency swaps associated

DERIVATIVE FINANCIAL INSTRUMENTS

with these instruments, include an option linked to certain credit events. If any of these credit events occurred, these swaps will end without any payment obligation for either party.

Interest Rate Risk

PEMEX constantly monitors risk in its debt portfolio generated by interest rate volatility. PEMEX contracts interest rate swaps (IRS) associated with its floating-debt securities, through which PEMEX pays a fixed rate and receives a floating rate, in order to establish an appropriate percentage of fixed rate and so decreases the interest rate exposure. Swaps in US dollars have as underlying the LIBOR rate; swaps in Mexican pesos are related to the TIIE.

Liquidity Risks

When the fair value of DFI is favorable to PEMEX, the entity faces the risk that counterparties will not be able to meet their obligations. To reduce this risk, PEMEX monitors the creditworthiness of its counterparties and the credit exposure risk in its DFI. PEMEX contracts operations mostly with major financial institutions and maintains a diversified portfolio.

Instruments Entered Into For Trading Purposes

Between September and October 2008, Petróleos Mexicanos entered into a derivatives strategy with respect to 58,679,799 Repsol YPF shares with the purpose of meeting in advance the obligations acquired by the issuance of a convertible bond in 2004, and to preserve corporate rights on its stockholder's position equivalent to 4.81 percent. This strategy consists of equity swaps, call and put-spread options with various maturities.

PGPB offers DFI to its domestic customers to help them mitigate the risk in the natural gas price. Through its subsidiary MGI Supply, Ltd., PGPB contracts DFI with the opposite position to cancel the market risk acquired by DFI offered to its customers. Then MGI Supply Ltd. contracts these DFI with international counterparties to transfer them the price risk. Through the previous scheme, PGPB restores its natural risk profile.

Derivative Financial Instruments Valuation

PEMEX estimates the fair value of its DFI through the use of models accepted by the international financial market with inputs obtained from the major information systems and financial data providers. PEMEX's DFI portfolio is composed primarily of swaps which can be valued by discounting flows using the appropriate factor, and contains no exotic instruments requiring numerical methods for its valuation. The options are valued with the standard Black-Scholes approach using volatilities provided by our prices and information suppliers.

Applicable Accounting Standards

As of January 1 2005, PEMEX adopted the accounting standards of bulletin C-10, "Derivative financial instruments and hedging operations", issued by the Mexican Institute of Public Accountants, A.C., which requires and details the criteria for recognition, valuation, registration, disclosure, presentation and where appropriate, separation from the host contract, applicable to the DFI for trading and hedging purposes, and for embedded derivatives.

As of September 30, 2009, the fair value of the derivative financial instruments, recorded in assets in the row "Accounts, notes receivable and other - Net", represents 2.1% ot total assets, while the fair value of the derivative financial instruments, recorded in liabilities in the row "Accounts and accrued expenses payable", represents 1.3% of total liabilities. Therefore, a sensitivity analysis for derivative financial

DERIVATIVE FINANCIAL INSTRUMENTS

instruments is not submitted, since such percentages do not reach the 5% mentioned in the qualitative and quantitative data requirements of the CNBV (Comisión Nacional Bancaria y de Valores – National Banking and Securities Commission).

TABLE 1
Interest Rate and Currency Derivatives
(in thousands of pesos as of September 30, 2009)

Derivative Type	Hedging/ Trading	Notional	Underlying Value		Fair Value		Year of expected maturity date						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2009	2010	2011	2012	2013	Thereafter	
Interest Rate Swaps	Hedging	16,121,538	Libor USD 6M = 0.62875% TIIE 28d = 4.9349%	Libor USD 6M = 1.11125% TIIE 28d = 5.0665%	-1,414,125	-1,637,488	5,108,711	1,112,827	1,200,000	1,200,000	7,500,000	0	0
Currency Swaps	Hedging	93,591,953	MXN = 13.5115 EUR = 1.464 GBP = 1.5982 JPY = 89.7 UDI = 3.1518 Exchange rates against USD.	MXN = 13.185 EUR = 1.4033 GBP = 1.6458 JPY = 96.36 UDI = 3.1029 Exchange rates against USD	6,829,974	4,692,336	1,077,373	16,369,771	3,809,423	1,110,863	19,077,741	52,146,781	0
Currency Swaps with credit linked options	Hedging	22,042,129	EUR = 1.464 JPY = 89.7 Exchange rates against USD	EUR = 1.4033 JPY = 96.36 Exchange rates against USD	3,272,064	2,383,653	0	0	0	0	0	22,042,129	0

TABLE 1
Equity Derivatives
(in shares, except as noted, as of September 30, 2009)

Derivative Type	Hedging/ Trading	Notional	Valor del activo subyacente/ variable de referencia		Fair Value (in thousands of pesos)		Year of expected maturity date						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2009	2010	2011	2012	2013	Thereafter	
Equity Swaps	Trading	21,321,774	Repsol YPF = 18.59 Share price in EUR	Repsol YPF = 15.94 Share price in EUR	1,681,290	-2,990,267	10,000,000	0	11,321,774	0	0	0	0
Equity Swaps with Embedded Options	Trading	37,358,026	Repsol YPF = 18.59 Share price in EUR	Repsol YPF = 15.94 Share price in EUR	15,564	1,645,495	0	0	37,358,026	0	0	0	0

TABLE 1
Natural Gas Derivatives
(in thousands of pesos, except as noted, as of September 30, 2009)

Derivative Type	Hedging/ Trading	Volume (in MMBtu)	Underlying value (U.S. $ per MMBtu)		Fair Value		Year of expected maturity date						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2009	2010	2011	2012	2013	Thereafter	
Long Swaps	Trading	155,975,660	8.78400	8.72000	-5,898,403	-8,143,246	30,473,300	78,438,275	41,244,239	3,705,042	2,096,054	18,750	
Short Swaps	Trading	-155,087,746	8.91447	8.85000	6,122,635	8,378,852	-30,136,518	-77,866,743	-41,259,645	-3,708,035	-2,098,054	-18,750	
European Put	Trading												
Long		6,766,306	7.58379	7.60089	203,658	351,944	1,438,105	4,336,695	991,506	0	0	0	
Short		-6,743,440	7.59333	7.60735	-203,475	-351,803	-1,438,104	-4,313,831	-991,505	0	0	0	762,613
European Call	Trading												
Long		27,831,188	8.34216	8.49469	190,148	197,769	5,990,480	15,357,244	5,290,156	1,193,308	0	0	
Short		-27,830,989	8.34318	8.49561	-189,900	-197,500	-5,990,478	-15,357,118	-5,290,085	-1,193,308	0	0	
Digital Put	Trading												
Long		4,187,765	7.29571	7.20270	42,831	66,523	617,595	2,470,380	1,099,790	0	0	0	
Short		-4,187,765	7.29571	7.20270	-42,867	-66,591	-617,595	-2,470,380	-1,099,790	0	0	0	
Digital Call	Trading												
Long		9,148,159	9.85743	9.75619	7,138	9,046	1,916,706	6,071,863	1,159,590	0	0	0	
Short		-9,177,212	9.85472	9.75416	-7,188	-9,095	-1,917,782	-6,099,840	-1,159,590	0	0	0	

TABLE 1
Petroleum Products Derivatives
(in thousands of pesos, except as noted, as of September 30, 2009)

Derivative Type	Hedging/ Trading	Volume (in millions of barrels)	Underlying value (U.S. $ per barrel)		Fair Value		Year of expected maturity date						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2009	2010	2011	2012	2013	Thereafter	
Propane Swaps	Hedging	6.412	0.95089	0.00000	36,392	0	6.412	0	0	0	0	0	0
Petroleum Products Swaps and Futures	Hedging	15.9	0.98141	0.95950	149,185	-25,675	15.9	0	0	0	0	0	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: ______________________
Arturo Delpech del Angel
Associate Managing Director of Finance

Date: November 16, 2009

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe", "expects," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- drilling and other exploration activities;
- import and export activities;
- projected and targeted capital expenditures and other costs, commitments and revenues; and
- liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition;
- limitations on our access to sources of financing on competitive terms;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in our regulatory environment

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.